UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____
Commission file number: 001-36435

Enzon Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**22-2372868**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 Commerce Drive (Suite 135), Cranford, New Jersey	**07016**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(732) 980-4500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
None	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
Series A-1 Junior Participating Preferred Stock Purchase Rights

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the Common Stock, $0.01 par value per share ("the Common Stock"), held by non-affiliates of the registrant was approximately $7,591,503 as of June 30, 2023, based upon the closing sale price quoted on the OTCQX market of the OTC Markets Group, Inc. of $0.20 per share reported for such date. Shares of Common Stock held by each executive officer and director and certain beneficial owners of 10% or more of the Common Stock of the registrant as of June 30, 2023 have been excluded in that such shares may be deemed to be owned by affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 74,214,603 shares of Common Stock issued and outstanding as of March 12, 2024.

DOCUMENTS INCORPORATED BY REFERENCE
If the registrant files a definitive proxy statement relating to its 2024 Annual Meeting of Stockholders with the Commission not later than 120 days after December 31, 2023, portions of such definitive proxy statement will be incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. However, if such definitive proxy statement is not filed with the Commission in such 120-day period, the registrant will file an amendment to this Annual Report on Form 10-K with the Commission not later than the end of such 120-day period to include the information required by Part III of Form 10-K.

ENZON PHARMACEUTICALS, INC.

2023 Annual Report on Form 10-K

Table of Contents

Unless the context requires otherwise, references in this Annual Report on Form 10-K to "Enzon," the "Company," "we," "us," or "our" and similar terms mean Enzon Pharmaceuticals, Inc. and its subsidiaries.

This Annual Report on Form 10-K contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this Annual Report on Form 10-K, other than statements that are purely historical, are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "could," "potential," "anticipates," "estimates," "plans," "would," or "intends" or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy. Forward-looking statements are based upon management's present expectations, objectives, anticipations, plans, hopes, beliefs, intentions or strategies regarding the future and are subject to risks and uncertainties that could cause actual results, events or developments to be materially different from those indicated in such forward-looking statements, including the risks and uncertainties set forth in Item 1A. Risk Factors of this Annual Report on Form 10-K. These risks and uncertainties should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. We cannot assure that the future results covered by the forward-looking statements will be achieved. All information in this Annual Report on Form 10-K speaks only as of the date of the filing of this report, unless otherwise indicated. We do not intend to update this information to reflect events after the date of this report.

Our website is located at www.enzon.com. Copies of our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and our other reports filed with the Securities and Exchange Commission (the "SEC") can be obtained, free of charge, as soon as reasonably practicable after such material is electronically filed with, or furnished to the SEC, by calling (732) 980-4500, by clicking the SEC Filings link from the Investors and Media page on our website at www.enzon.com or directly from the SEC's website at www.sec.gov. Our website and the information contained therein or connected thereto are not incorporated into this Annual Report on Form 10-K.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 10-K
ENZON PHARMACEUTICALS, INC.

PART I.

Item 1. Business

OVERVIEW

Enzon Pharmaceuticals, Inc. (together with its subsidiaries, the "Company," "Enzon," "we" or "us") is positioned as a public company acquisition vehicle, where we can become an acquisition platform and potentially utilize our net operating loss carryforwards ("NOLs") in an effort to enhance stockholder value.

In September 2020, we initiated a rights offering (the "Rights Offering") for our common and preferred stock, which closed in October 2020 (see below and Note 12 to our Consolidated Financial Statements), and we realized $43.6 million in gross proceeds. This has enabled us to embark on our plan to potentially realize the value of our approximately $102.5 million NOLs by acquiring businesses or assets, although there can be no assurance that we will be able to realize all or any portion of such value. To protect the NOLs, in August 2020, our Board of Directors (the "Board") adopted a Section 382 rights plan (see Note 11 to our Consolidated Financial Statements).

Historically, we have received royalty revenues from licensing arrangements with other companies primarily related to sales of certain drug products that utilized Enzon's proprietary technology. In recent years, we have had no clinical operations and limited corporate operations. We have a marketing agreement relating to the drug Vicineum, which, if approved, will potentially generate milestone and royalty payments to us in the future. Currently, our licensee for this drug has announced that it is seeking a partner for further development of Vicineum. Accordingly, we cannot assure you that we will earn material future royalties or milestones from Vicineum or any other licensed patent.

Acquisition Activities

Our Board and our management are actively involved in pursuing, sourcing, reviewing, and evaluating various potential acquisition transactions consistent with our strategy. Our management and our Board have originated a number of potential acquisition opportunities and engaged in discussions with certain potential acquisition targets and financial advisors on behalf of various individual entities, while continuing to evaluate such potential transactions, including those transactions that could result in a change of control of us. We will continue to update our stockholders as material developments arise.

Royalty and Milestone Agreements and Revenues

Prior to 2017, we received royalty revenues from sales of PegIntron, which is marketed by Merck & Co., Inc. ("Merck"). In 2022 and 2023 net royalties from PegIntron have been minimal. There is a dispute with Merck regarding royalties (see Note 4 to our Consolidated Financial Statements). We have a licensing agreement regarding SC Oncaspar and certain other drugs.

During the years ended December 31, 2023 and 2022, we received a license maintenance fee of approximately $0 and $26,000, respectively, from Amgen, Inc. in payment of a worldwide, royalty-free non-exclusive right to license Vicineum. (See Note 1 to our Consolidated Financial Statements.)

Patents and Intellectual Property Rights

We have a portfolio of issued U.S. patents, many of which have foreign counterparts. None of these has generated significant royalties in recent years, except for two milestone payments received in connection with Vicineum. The patent related to PegIntron (peginterferon alfa-2b) expired in all jurisdictions, except Chile, which will expire in 2024. We do not expect to generate material royalties from any of our existing patents.

EMPLOYEES AND EXECUTIVE OFFICERS

We currently have no employees. Our executive officer provides services to us on a consulting basis.

Item 1A. Risk Factors

You should carefully consider the following risk factors, as well as other information in this Annual Report, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as our other public filings. Our business, financial condition and results of operations may be impacted by one or more of the following factors, any of which could cause actual results to vary materially from historical and current results or anticipated future results.

Risks Relating to the Company and its Operations

Our search for a business, company or assets to acquire or in which to invest may be unsuccessful, or it could result in a change of control, and we may fail to utilize the proceeds of our Rights Offering and/or realize the value of our NOLs.

We are positioned as a public company acquisition vehicle, where we can become an acquisition platform and potentially utilize our NOLs and enhance stockholder value. Although we may acquire businesses, entities or revenue streams that could generate sufficient income so that we can utilize our approximately $102.5 million in federal NOLs, there can be no assurance we will be able to do so. In addition, we do not have any current plans, arrangements or understandings with respect to any acquisitions or investments, and we may pursue acquisitions that could result in a change of control of us. Although we have had significant discretion in the use of the net proceeds of our Rights Offering, it is possible that we may not utilize such proceeds and if a transaction is pursued that results in a change of control, as defined in the Certificate of Designation of the Series C Non-Convertible Preferred Stock, holders of the Series C Non-Convertible Redeemable Preferred Stock will be entitled to redemption rights, and if exercised would require the Company to redeem such preferred stock. Further, if such change of control occurs, it would likely substantially limit the utilization of our NOLs. We cannot assure you that we will be able to realize the value of all or any of our NOLs.

Our sources of revenue are limited and, as a result of our cash reserves, we expect only limited revenue and profitability for the foreseeable future; while we increased our cash reserve by completing the Rights Offering and generate revenue from such cash reserve, unanticipated liabilities and expenses could adversely affect our ability to engage in a public company acquisition or investment, as currently intended, or to continue operations.

Prior to 2023, we incurred losses and, in 2023, our source of revenue was from interest income. We received approximately $43.1 million of net proceeds in the fourth quarter of 2020 from the Rights Offering, which we are using to position us as a public company acquisition vehicle, unless and until we can consummate an acquisition or investment that generates income, and other than interest income, we do not anticipate generating any additional cash or revenues. As interest rates may fluctuate in the future, there can be no assurance that we will continue to receive interest income at our existing levels, or at levels that allow us to achieve a profit. Accordingly, there can be no assurance that we will continue to generate a profit based on our interest income. In addition, we have been informed by Merck that there will likely be no or minimal additional sales of PegIntron and we would likely receive no further significant royalties, although we may remain potentially liable to Merck for product returns and rebates. Based on current estimates, we do not expect any liability for those returns and rebates to be material. Moreover, our right to receive royalty revenues from other products is limited and we currently do not intend to acquire new sources of royalty revenues. For those remaining existing or potential sources of royalty revenue, our licensees may be unable to maintain regulatory approvals for currently licensed products or obtain regulatory approvals for new products. Safety issues could also result in the failure to maintain regulatory approvals or decrease revenues.

While we have substantially reduced our operating expenses, including ceasing our research and development activities, eliminating our workforce in favor of independent contractors, and discontinuing our significant lease commitments, we may incur unanticipated liabilities or expenses, including expenses to defend unasserted product liability claims or greater than expected liabilities for PegIntron and expenses incurred in our search for a target business to acquire or in which to invest. Any such expenses or liabilities could impact the availability of assets that we expect to use to fund future operations or adversely affect our ability to pay dividends or make distributions to shareholders upon a liquidation of the Company.

We have outsourced all corporate functions, which makes us more dependent on third parties to perform these corporate functions.

We have outsourced all corporate functions, which makes us more dependent on third parties for the performance of these functions. To the extent that we are unable to effectively reallocate employee responsibilities, retain key officers as consultants, maintain effective internal control over financial reporting and effective disclosure controls and procedures, establish and maintain agreements with competent third-party contractors on terms that are acceptable to us, or effectively manage the work performed by any retained third-party contractors, our ability to manage the operations effectively could be compromised.

While we may, potentially, acquire businesses, entities or revenue streams that could generate sufficient income so that we can utilize our NOLs, we may be unable to do so and, accordingly, we may be unable to realize our deferred income tax assets.

The ultimate realization of our deferred income tax assets is dependent upon generating future taxable income, executing tax planning strategies, and reversals of existing taxable temporary differences. We have recorded a partial valuation allowance against our deferred income tax assets, which may fluctuate as conditions change. While we are positioned as a public company acquisition vehicle and may acquire businesses, entities or revenue streams that could generate sufficient income so that we can utilize our NOLs, we cannot provide any assurance that we will be able to do so. If we fail to do so, approximately 97% of our current federal NOLs will expire by 2036 and more than 90% of our current federal NOLs will expire by the end of 2031. As a result of the expiration dates of our NOLs and our efforts to date to identify acquisition candidates, we may consider transactions that could result in a change of control of us in an effort to enhance stockholder value.

Our ability to utilize our NOLs to offset our future taxable income and/or to recover previously paid taxes would be limited or could be non-existent if we were to undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. In general, an "ownership change" occurs whenever the percentage of the stock of a corporation owned by "5-percent shareholders" (within the meaning of Section 382 of the Internal Revenue Code) increases by more than 50 percentage points over the lowest percentage of the stock of such corporation owned by such "5-percent shareholders" at any time over the testing period.

An ownership change under Section 382 of the Internal Revenue Code would establish an annual limitation to the amount of NOLs we could utilize to offset our taxable income in any single year. The application of these limitations might prevent full utilization of the deferred tax assets attributable to our NOLs. Although we have adopted a Section 382 rights plan in an effort to protect stockholder value by attempting to protect against a possible limitation on our ability to use our NOLs, we cannot assure you that we will not undergo an ownership change within the meaning of Section 382. (See Notes 9 and 11 to the Consolidated Financial Statements.)


Risks Relating to Our Common Stock


Our common stock ranks junior to our Series C Preferred Stock.

With respect to the payment of cash dividends and amount payable in the event our liquidation, dissolution or winding up, our common stock will rank junior to our Series C Non-Convertible Redeemable Preferred Stock ("Series C Preferred Stock"). This means that, unless full dividends have been (i) paid, (ii) redeemed in an amount in excess of the initial liquidation value of $1,000 per share of Series C Preferred Stock or (iii) set aside for payment on all outstanding Series C Preferred Stock for all dividends or increases in the liquidation value in excess of the initial liquidation amount of $1,000 of such Series C Preferred Stock, no cash dividends may be declared or paid on our common stock. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding up, no distribution of our assets may be made to holders of our common stock until we have paid to the holders of our Series C Preferred Stock the liquidation preference related to such Series C Preferred Stock, plus in each case any accrued and unpaid dividends.

In addition, the holders of Series C Preferred Stock have the right to demand that we redeem their shares in the event that we undergo a change of control. Accordingly, if such demands were made, there could be limited or no cash available to declare or make any dividends to holders of our common stock.

The interests of our significant stockholders may conflict with the interests of other stockholders.

Mr. Carl C. Icahn, directly and indirectly, beneficially owns approximately 49% of the outstanding shares of our common stock, as well as approximately 98% of the outstanding Series C Preferred Stock. Mr. Icahn may have interests that are different from, in addition to or not always consistent with our interests or with the interests of our other common or preferred stockholders. To the extent that conflicts of interest may arise between us and Mr. Icahn and his affiliates, those conflicts may be resolved in a manner adverse to us or our other stockholders. In addition, the existence of significant stockholders may have the effect of making it difficult for, or may discourage or delay, a third party from seeking to acquire a majority of our outstanding common stock, which may adversely affect the market price of our common stock. In addition, such stockholders may exert significant influence over our operations. Accordingly, the interests of these significant stockholders may not always coincide with our interests or the interests of other stockholders, or otherwise be in the best interests of us or all stockholders.

The price of our common stock has historically been volatile and may decline significantly if we are unable to consummate a business acquisition or investment.

Historically, the market price of our common stock has fluctuated over a wide range for a variety of reasons, including Company-specific factors and global and industry-wide conditions and events such as the COVID-19 pandemic and resulting recession, as well as the fact that only a few stockholders, in the aggregate, hold more than a majority of our common stock, and, therefore, there is a small public float with limited trading activity in our common stock. In the future, the value of our common stock may be impacted by our lack of royalty revenues, our ability to monetize our remaining assets, including our NOLs, and any unexpected liabilities or expenses that impact our continued operations, our ability to pay dividends or make distributions to our stockholders and the success of any future activities which we undertake, including our ability to consummate a business acquisition or investment.

In addition, financings that may be available to us under current market conditions frequently involve sales at prices below the prices at which our common stock currently trades on the OTCQX, as well as the issuance of warrants or convertible equity that require exercise or conversion prices that are calculated in the future at a discount to the then market price of our common stock.

Our common stock is quoted on the OTCQX market of the OTC Markets Group, Inc., which has a very limited trading market and, therefore, market liquidity for our common stock is low and our stockholders' ability to sell their shares of our common stock may be limited.

Our common stock is quoted on the OTCQX market of the OTC Markets Group, Inc. and the quotation of our common stock on the OTCQX market does not assure that a liquid trading market exists or will develop. Stocks traded on the OTCQX market generally have very limited trading volume and exhibit a wider spread between the bid/ask quotations than stocks traded on national exchanges. Moreover, a significant number of institutional investors have investment policies that prohibit them from trading in stocks on the OTCQX marketplace. As a result, investors may find it difficult to dispose of, or to obtain accurate quotations of the price of, our common stock. This significantly limits the liquidity of our common stock and may adversely affect the market price of our common stock.

We do not currently, and are not expected in the future to, meet the listing standards of any national exchange. In addition, on January 17, 2024, we received a compliance deficiency notice from the OTCQX indicating that our stock's bid price had closed below $0.10 for more than 30 consecutive calendar days and therefore no longer met the continued listing qualifications of the OTCQX. We were granted a 180-calendar day cure period, or until July 15, 2024, to regain compliance with the minimum bid price requirement. In order to regain compliance, our bid price will need to stay at or above $0.10 for ten consecutive trading days. We will continue to monitor our compliance during the cure period and could undertake specific actions to address this minimum bid price deficiency, including but not limited to a reverse split of our shares of common stock. Alternatively, at the end of such cure period, it is possible we would be eligible for trading on the OTCQB and may apply for listing on such platform prior to such time. There can be no assurance that we will be able to become compliant with the continued listing qualifications rules of the OTCQX or become eligible to trade on OTCQB, and in such events, it is expected our shares of common stock would be eligible to trade on the OTC Pink Market.. As a result, investors must bear the economic risk of holding their shares of our common stock for an indefinite period of time. In the future, our common stock could become subject to "penny stock" rules which impose additional disclosure requirements on broker-dealers and could further negatively impact market liquidity for our common stock and our stockholders' ability to sell their shares of our common stock.

The declaration of common stock dividends is within the discretion of our Board, subject to any applicable limitations under Delaware corporate law, as well as the requirements of the Series C Preferred Stock. Our ability to pay dividends in the future depends on, among other things, our fulfillment of the conditions of the Series C Preferred Stock, declining royalty revenues, our ability to acquire other revenue sources and our ability to manage expenses, including costs relating to our ongoing operations.

The declaration of dividends is within the discretion of our Board, subject to any applicable limitations under Delaware corporate law, and, therefore, our Board could decide in the future not to declare dividends. In addition, as described elsewhere, our common stock ranks junior to the Series C Preferred Stock, and we cannot declare or pay cash dividends on our common stock unless we satisfy the dividend requirements of such Series C Preferred Stock. Also, our ability to pay dividends in the future depends on, among other things, interest rates, our future revenues, including any revenues from existing and any future royalties and/or milestone payments, our ability to acquire other revenue sources and our ability to manage expenses, including costs relating to our ongoing operations. We expect little or no future royalties from existing products for which we have the right to receive royalties. In addition, while we may acquire or invest in businesses, entities or revenue streams and we may be entitled to a share of milestone and royalty payments from the approval and sale of Vicineum, we cannot assure you that we will be able to do so or that we will have sufficient royalty or milestone revenues to be able to pay dividends in the future.

We have adopted a Section 382 rights plan, which may discourage a corporate takeover.

On August 14, 2020, our Board of Directors adopted the Section 382 rights plan and declared a dividend distribution of one right for each outstanding share of our common stock to stockholders of record at the close of business on August 24, 2020. Each share of our common stock issued thereafter will also include one right. Each right entitles its holder, under certain circumstances, to purchase from us one one-thousandth of a share of our Series A-1 Junior Participating Preferred Stock at an exercise price of $1.20 per right, subject to adjustment.

The Board adopted the Section 382 rights plan in an effort to protect stockholder value by attempting to protect against a possible limitation on our ability to use our NOLs. We may utilize these NOLs in certain circumstances to offset future United States taxable income and reduce our United States federal income tax liability. Because the Section 382 rights plan could make it more expensive for a person to acquire a controlling interest in us, it could have the effect of delaying or preventing a change in control even if a change in control was in our stockholders' interest.

Anti-takeover provisions in our charter documents and under Delaware corporate law may make it more difficult to acquire us, even though such acquisitions may be beneficial to our stockholders.

In addition to our Section 382 rights plan, provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware corporate law, could make it more difficult for a third party to acquire us, even though such acquisitions may be beneficial to our stockholders. These anti-takeover provisions include:

- lack of a provision for cumulative voting in the election of directors;

- the ability of our Board to authorize the issuance of "blank check" preferred stock to increase the number of outstanding shares and thwart a takeover attempt;

- advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

- limitations on who may call a special meeting of stockholders.

The provisions described above, our Section 382 rights plan and provisions of Delaware corporate law relating to business combinations with interested stockholders, along with the significant amount of common stock beneficially owned by Mr. Icahn, may discourage, delay or prevent a third party from acquiring us. These provisions may also discourage, delay or prevent a third party from acquiring a large portion of our securities, or initiating a tender offer, even if our stockholders might receive a premium for their shares in the acquisition over the then current market price.


Risks Related to the Series C Preferred Stock


In the event of any dissolution, liquidation, or winding up of our Company, we may not be able to make distributions or payments in full to all the holders of the Series C Preferred Stock or, if required, we may not be able to redeem such shares.

The Series C Preferred Stock ranks senior to our common stock, but we may in the future issue one or more series of preferred stock that ranks senior to, junior to or *pari passu* with our Series C Preferred Stock. In the event of any dissolution, liquidation, winding up or change of control of our Company, we may not be able to make distributions or payments in full to all the holders of the Series C Preferred Stock or, if requested by such holders upon a change of control, to redeem the Series C Preferred Stock, in which case holders of the Series C Preferred Stock could lose some or all of the entire value of their investment.

The dividends on our Series C Preferred Stock can be paid either in cash or be paid in kind by increasing the liquidation value of the shares of Series C Preferred Stock.

The terms of the Series C Preferred Stock allow dividends on the shares of Series C Preferred Stock to be paid either in cash or be paid in kind by increasing the liquidation value of the shares of Series C Preferred Stock and, therefore, allow the repayment of the principal and accrued dividends on the Series C Preferred Stock to be deferred until the earliest of the redemption of the Series C

Preferred Stock or upon our dissolution, liquidation or winding up. We may not have enough capital to repay the full amount of the principal and accrued dividends when the payment of principal and accrued dividends on the Series C Preferred Stock becomes due.

The Series C Preferred Stock is equity and is subordinate to our existing and future indebtedness and other liabilities, and your interests may be diluted in the event we issue additional shares of preferred stock.

Shares of the Series C Preferred Stock represent equity interests and do not constitute indebtedness. As such, the Series C Preferred Stock will rank junior to all of our indebtedness and other non-equity claims of our creditors with respect to assets available to satisfy our claims, including in our liquidation, dissolution or winding up. Our future debt, if any, may include restrictions on our ability to pay distributions to preferred stockholders. Unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock such as the Series C Preferred Stock, dividends are payable only if declared by our Board of Directors (or a duly authorized committee thereof). Our ability to pay dividends on the Series C Preferred Stock may be limited by the terms of our agreements governing any future indebtedness and by the provisions of any other future agreements.

Subject to limitations prescribed by Delaware law and our charter, our Board of Directors is authorized to issue, from our authorized but unissued shares of capital stock, preferred stock in such classes or series as our Board of Directors may determine and to establish from time to time the number of shares of preferred stock to be included in any such class or series. The issuance of additional shares of Series C Preferred Stock or additional shares of preferred stock designated as ranking on parity with the Series C Preferred Stock would dilute the interests of the holders of shares of the Series C Preferred Stock, and the issuance of shares of any class or series of our capital stock expressly designated as ranking senior to the Series C Preferred Stock or the incurrence of additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on the Series C Preferred Stock.

The Series C Preferred Stock is not convertible into common stock.

The Series C Preferred Stock is not convertible into shares of common stock and, therefore, holders of Series C Preferred Stock have no rights with respect to shares of our common stock. In addition, the Series C Preferred Stock accrues dividends at a fixed rate. Accordingly, an increase in market price of our common stock will not necessarily result in an increase in the value of the Series C Preferred Stock. The value of the Series C Preferred Stock may depend more on dividend and interest rates for other preferred stock, commercial paper and other investment alternatives and our actual and perceived ability to pay dividends on, and in the event of dissolution satisfy the liquidation preference with respect to, the Series C Preferred Stock.

Holders of shares of Series C Preferred Stock have no voting rights.

Except as otherwise provided by law, the holders of Series C Preferred Stock have no special voting rights and their consent will not be required for taking any corporate action. As a result, all matters submitted to stockholders will be decided by the vote of holders of our common stock. Holders of Series C Preferred Stock have no ability to influence corporate matters and, as a result, we may take actions that holders of our Series C Preferred Stock do not view as preferable.

There is no public market for the Series C Preferred Stock.

There is no established public trading market for the Series C Preferred Stock, and we do not expect a market to develop. We do not currently intend to apply for listing of the Series C Preferred Stock on any securities exchange or recognized trading system. Purchasers of the Series C Preferred Stock may be unable to resell their shares of Series C Preferred Stock or sell them only at an unfavorable price for an extended period of time, if at all.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

As we have positioned ourselves as a public company acquisition vehicle, and have limited operations, we do not have any significant operations that face cybersecurity threats. Although we do depend on the digital technologies of third parties, and any deliberate attacks on, or security breaches in, systems or infrastructure that we utilize, including those of third parties, could lead to corruption or misappropriation of our assets, information and sensitive or confidential data, we do not consider that we face significant cybersecurity risk and have not adopted any cybersecurity risk management program or formal processes for assessing cybersecurity risk. Our board of directors is generally responsible for the oversight of risks from cybersecurity threats, if there is any. In fiscal year

2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

Item 2. Properties

We maintain our principal executive offices at 20 Commerce Drive, Suite 135, Cranford, New Jersey, 07016 through a services agreement with Regus Management Group, LLC.

Item 3. Legal Proceedings

From time to time, we are engaged in litigation arising in the ordinary course of our business. We are not presently a party to any litigation that we believe to be material and we are not aware of any pending or threatened litigation against us that we believe could have a material adverse effect on our business, operating result, financial condition or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

Since August 9, 2016, our common stock has been quoted for trading on the OTCQX market of the OTC Markets Group, Inc. under the trading symbol "ENZN."

Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Holders

As of March 12, 2024, there were 733 holders of record of our common stock, which does not reflect persons or entities that hold the common stock in nominee or "street" name through various brokerage firms and financial institutions.

Dividends

The declaration of dividends is within the discretion of our Board, subject to any applicable limitations under Delaware corporate law, and therefore our Board could decide in the future not to declare dividends. We did not pay any cash dividends to our common stockholders in 2023 and can provide no assurance that our Board will declare any cash dividends payable to our common stockholders in the future. In addition, as our common stock ranks junior to the Series C Preferred Stock, unless full dividends have been (i) paid, (ii) redeemed in an amount in excess of the initial liquidation value of $1,000 per share of Series C Preferred Stock or (iii) set aside for payment on all such outstanding Series C Preferred Stock for all dividends or increases in the liquidation value in excess of the initial liquidation amount of $1,000 of such Series C Preferred Stock, no cash dividends may be declared or paid on our common stock. On an annual basis, our Board may, at its sole discretion, cause a dividend with respect to the Series C Preferred Stock to be paid in cash to the holders in an amount equal to 3% of the liquidation preference as in effect at such time. If the dividend is not so paid in cash, the liquidation preference will be adjusted and increased annually by an amount equal to 5% of the liquidation preference per share as in effect at such time, that is not paid in cash to the holders on such date. Also, our ability to pay dividends in the future depends on, among other things, our future revenues from existing royalties and/or milestone payments, our ability to acquire other revenue sources and our ability to manage expenses, including costs relating to our ongoing operations.

On December 28, 2023, our Board declared a cash dividend of 3% of the liquidation preference at December 31, 2022 ($42,483,286) of the Series C Preferred Stock, aggregating approximately $1,275,000 ($31.86 per share). Such dividend was paid on January 17, 2024 to the holders of record of our Series C Preferred Stock as of January 10, 2024.

Repurchase of Equity Securities

Not applicable.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and notes to those statements included elsewhere in this Annual Report on Form 10-K.

Forward-Looking Information and Factors That May Affect Future Results

The following discussion contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in the following discussion, other than statements that are purely historical, are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "could," "potential," "anticipates," "estimates," "plans," "would," or "intends" or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy. Forward-looking statements are based upon management's present expectations, objectives, anticipations, plans, hopes, beliefs, intentions or strategies regarding the future and are subject to risks and uncertainties that could cause actual results, events or developments to be materially different from those indicated in such forward-looking statements, including the risks and uncertainties set forth in Item 1A. Risk Factors. These risks and uncertainties should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. As such, we cannot assure you that the future results covered by the forward-looking statements will be achieved.

The percentage changes throughout the following discussion are based on amounts stated in thousands of dollars.

Overview

During 2020, the Company adopted a Section 382 rights plan and completed a Rights Offering, each as further described below. As a result of the successful completion of the Rights Offering, we are positioned as a public company acquisition vehicle, where we can become an acquisition platform and potentially utilize our NOLs and enhance stockholder value. We may acquire businesses, entities or revenue streams that could generate sufficient income so that we can utilize our approximately $102.5 million of federal NOLs. To date, we have not identified any actionable acquisition candidates and, while we expect that, ultimately, we will be successful in realizing the value of our NOLs, we cannot assure you that we will be able to do so.

Prior to 2017, the primary source of our royalty revenues was derived from sales of PegIntron, which is marketed by Merck. We currently have no clinical operations and limited corporate operations. We have no intention of resuming any clinical development activities. We had no revenues from sales of PegIntron for the years ended December 31, 2023 and 2022, respectively, net of the effects of Merck's adjustments for recoupment of previously overpaid royalties.

We have a marketing agreement with Micromet AG, now part of Amgen, Inc. (the "Micromet Agreement"), pursuant to which we may be entitled to certain milestone and royalty payments if Vicineum, a drug that was being developed by Sesen, Inc., (Sesen") is approved for the treatment of non-muscle invasive bladder cancer. Sesen announced that it had completed a merger with Carisma Therapeutics Inc. ("Carisma") and that the combined company will focus on the advancement of Carisma's proprietary cell therapy for the treatment of cancer and other disorders and that that it intends to seek a partner for the further development of Vicineum.

Due to the challenges associated with developing and obtaining approval for drug products, and the lack of our involvement in the development and approval process, there is substantial uncertainty as to whether we will receive any milestone or royalty payments under the Micromet Agreement. We will not recognize revenue until all revenue recognition requirements are met.

We may be entitled to certain potential future milestone payments contingent upon the achievement of certain regulatory approval-related milestones by third-party licensees. We cannot assure you that we will receive any milestone payments resulting from our agreements with any of our third-party licensees or that any sales of related products will be made. We will not recognize revenue from any of our third-party licensees until all revenue recognition requirements are met.

Results of Operations (in thousands of dollars):

	For the Year Ended December 31,	
	2023	2022
Revenues:		
Royalties and milestones, net	$ —	$ 26
Total revenues	—	26
Operating expenses:		
General and administrative	1,044	1,058
Operating loss	(1,044)	(1,032)
Interest and dividend income	2,261	646
Income tax benefit	156	200
Net income (loss)	$ 1,373	$ (186)

Overview

The following table summarizes our royalties earned in 2023 and 2022:

Royalties and Milestones Revenues (in thousands of dollars):

	For the Year Ended December 31,		
	2023	% Change	2022
Royalties and milestones revenues	—	(100)	26

In 2023 and 2022, we earned no net royalties and milestones from Sesen. The revenues in 2023 and 2022 were approximately $0 and $26,000, respectively, from license fees from Amgen, Inc. in payment of a worldwide, royalty-free non-exclusive right to license Vicineum. Our right to receive royalties on U.S. and European sales of PegIntron expired in 2016 and 2018, respectively, expired in Malaysia in 2020, expired in Japan in 2021 and will expire in Chile in 2024.

At December 31, 2023 and 2022, we recorded a liability to Merck of approximately $331,000 based primarily on Merck's assertions regarding recoupments related to prior returns and rebates, as discussed in Note 4 to the Consolidated Financial Statements.

We believe that we will receive no additional royalties from Merck and may incur additional chargebacks from returns and rebates in amounts that, based on current estimates, are not believed to be material. As reported by Merck, in recent years, sales declines were driven by lower volumes in nearly all regions, as the availability of new therapeutic options resulted in continued loss of market share.

Interest and Dividend Income (in thousands of dollars):

	For the Year Ended December 31,		
	2023	% Change	2022
Interest and dividend income	$ 2,261	250	$ 646

Interest and dividend income reflects income earned on the invested cash we received from the $43.6 million of proceeds from our rights offering (see Note 12 to our Consolidated Financial Statements) and other cash on hand. Interest and dividend income increased by approximately $1,615,000, or 250%, to $2,261,000 for 2023 from $646,000 for 2022. The increase in interest and dividends income is attributable to the higher rates of interest in 2023 as compared with 2022.

General and Administrative Expenses (in thousands of dollars):

	For the Year Ended December 31,		
	2023	% Change	2022
General and administrative expenses	$ 1,044	(1)	$ 1,058

For the year ended December 31, 2023, general and administrative expenses were approximately $1,044,000, a decrease of approximately $14,000 (1%) from $1,058,000 in the prior year.

In 2023 and 2022, general and administrative expenses consisted primarily of consulting fees for executive services and outside professional services for accounting, audit, tax and legal services.

Income Taxes

As a result of our income, primarily from interest, exceeding our expenses for the year ended December 31, 2023, we realized approximately $1,217,000 in pre-tax book income before utilization of NOLs. We utilized approximately $1.2 million of our NOLs. We are projecting 2024 pre-tax book income due to interest rates on our short-term cash investments and the absence of any acquisitions at this time. Upon review of positive and negative evidence in determining a partial reversal of the valuation allowance, the Company has concluded that a partial reversal of the valuation allowance is necessary. Interest rates may fluctuate throughout 2024, however, they are not expected in the near term to return to the low rates of the past creating a projected taxable income position. Therefore, the Company will partially reverse the valuation allowances as of December 31, 2023. A deferred tax benefit of $157,000 was recorded during the year ended December 31, 2023. We may acquire businesses, entities or revenue streams that will generate sufficient income so that we can utilize our approximately $102.5 million NOLs. While we anticipate that, ultimately, we could be successful in realizing the value of our NOLs, we cannot assure you that we will be able to do so.

Our management will continue to assess the need for this valuation allowance and will make adjustments when appropriate. Additionally, our management believes that our NOLs will not be limited by any changes in the Company's ownership as a result of the successful completion of the Rights Offering. (See Note 13 to the Consolidated Financial Statements.)

These projections and beliefs are based upon a variety of estimates and numerous assumptions made by our management with respect to, among other things, interest rates, forecasted sales of the drug products for which we have the right to receive royalties, our ability to acquire businesses, entities or revenue streams that could generate sufficient income so that we can utilize our NOLs and other matters, many of which are difficult to predict, are subject to significant uncertainties and are beyond our control. As a result, we cannot assure you that the estimates and assumptions upon which these projections and beliefs are based will prove accurate, that the projected results will be realized or that the actual results will not be substantially higher or lower than projected.

Section 382 Rights Plan

On August 14, 2020, in an effort to protect stockholder value by attempting to protect against a possible limitation on our ability to use our NOLs, our Board of Directors adopted a Section 382 rights plan and declared a dividend distribution of one right for each outstanding share of the Company's common stock to stockholders of record at the close of business on August 24, 2020. Accordingly, holders of the Company's common stock own one preferred stock purchase right for each share of common stock owned by such holder. The rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events as set forth in the Section 382 rights plan. If the rights become exercisable, each right would initially represent the right to purchase from us one one-thousandth of a share of our Series A-1 Junior Participating Preferred Stock, par value $0.01 per share, for a purchase price of $1.20 per right. If issued, each fractional share of Series A-1 Junior Participating Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of the Company's common stock. However, prior to exercise, a right does not give its holder any rights as a stockholder of the Company, including any dividend, voting or liquidation rights. The rights will expire on the earliest of (i) the close of business on June 2, 2024 (unless that date is advanced or extended by the Board of Directors), (ii) the time at which the rights are redeemed or exchanged under the Section 382 rights plan, (iii) the close of business on the day of repeal of Section 382 of the Internal Revenue Code or any successor statute and (iv) the close of business on the first day of a taxable year of the Company to which our Board of Directors determines that no NOLs may be carried forward.

Rights Offering

On September 1, 2020, our Board of Directors approved the Rights Offering consisting of shares of Series C Preferred Stock and shares of the Company's common stock. On October 9, 2020, the Rights Offering was completed and, as a result, we realized gross proceeds of approximately $43.6 million, issued 40,000 shares of Series C Preferred Stock and 30,000,000 shares of common stock such that there is currently an aggregate of 40,000 shares of Series C Preferred Stock and 74,214,603 shares of common stock outstanding. (See Note 12 to the Consolidated Financial Statements.)

With regard to the Series C Preferred Stock, on an annual basis, the Company's Board of Directors may, at its sole discretion, cause a dividend with respect to the Series C Preferred Stock to be paid in cash to the holders in an amount equal to 3% of the liquidation preference as in effect at such time (initially $1,000 per share). If the dividend is not so paid in cash, the liquidation preference is adjusted and increased annually by an amount equal to 5% of the liquidation preference per share as in effect at such time, that is not paid in cash to the holders on such date. Holders of Series C Preferred Stock do not have any voting rights and the Series C Preferred Stock is not convertible into shares of our common stock. The initial liquidation value of the Series C Preferred Stock was $1,000 per share. On December 28, 2023, our Board declared a cash dividend of 3% of the liquidation preference ($42,483,286) of the Series C Preferred Stock, aggregating approximately $1,275,000 ($31.86 per share). Such dividend was paid on January 17, 2024 to the holders of record of our Series C Preferred Stock as of January 10, 2024.

Since November 1, 2022, we have been able to redeem the Series C Preferred Stock at any time, in whole or in part, for an amount based on the liquidation preference per share as in effect at such time. Holders of Series C Preferred Stock have the right to demand that we redeem their shares in the event that we undergo a change of control.

We believe that the completion of the Rights Offering will not limit the use of our NOLs due to any Section 382 limitations.

As the Company's Board declared dividends on the Series C Preferred Stock as of December 31, 2023 and 2022, the liquidation value at both December 31, 2023 and 2022 was $1,062 per share. (See Note 13 to the Consolidated Financial Statements.)

Liquidity and Capital Resources

Our current source of liquidity is our existing cash on hand, which includes the approximately $43.6 million of gross proceeds from our Rights Offering and the interest earned on that amount. (See Note 13 to the Consolidated Financial Statements.) While we no longer have any research and development activities, we continue to retain rights to receive royalties and milestone payments from existing licensing arrangements with other companies and, accordingly, we may be entitled to a share of milestone and royalty payments from the approval and sale of Vicineum. We believe that our existing cash on hand will be sufficient to fund our operations, at least, through March 2025. Our future royalty revenues are expected to be *de minimis* in the future and we cannot assure you that we will receive any royalty, milestone or other revenues.

While we are positioned as a public company acquisition vehicle, where we can become an acquisition platform to potentially utilize our NOLs in an effort to enhance stockholder value, we cannot assure you that we will succeed in making acquisitions that are profitable or that we will be able to utilize any or all of our NOLs.

Net cash used in operating activities represents income, as adjusted for certain non-cash items including the effect of changes in operating assets and liabilities. Net cash from operating activities during 2023 was $1,305,000, as compared to net cash used in operating activities of $659,000 in 2022. The increase in net cash provided of approximately $1,964,000 was primarily attributable to interest income of approximately $2,261,000 in 2023, resulting in net income of approximately $1,373,000 during that period compared to a net loss of approximately $186,000 during 2022.

Cash used in financing activities represents cash dividends of approximately $1,275,000 paid to holders of the Company's Series C Preferred Stock during 2023. No cash was provided by financing activities in 2022. No cash was provided by investing activities in 2023 or 2022.

The net effect of the foregoing was a virtually unchanged cash position of approximately $47.0 million at December 31, 2023 and 2022.

Off-Balance Sheet Arrangements

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow limited purposes. As of December 31, 2023, we were not involved in any off-balance sheet special purpose entity transactions.

Critical Accounting Policies and Estimates

A critical accounting policy is one that is both important to the portrayal of a company's financial condition and results of operations and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Our consolidated financial statements are presented in accordance with accounting principles that are generally accepted in the U.S. ("U.S. GAAP"). All applicable U.S. GAAP accounting standards effective as of December 31, 2023 have been taken into consideration in preparing the consolidated financial statements. The preparation of the consolidated financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, consequently, actual results could differ from those estimates. The following accounting policies and estimates have been highlighted as significant because changes to certain judgments and assumptions inherent in these policies could affect our consolidated financial statements.

We base our estimates, to the extent possible, on historical experience. Historical information is modified as appropriate based on current business factors and various assumptions that we believe are necessary to form a basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an ongoing basis and make changes when necessary. Actual results could differ from our estimates.

Income Taxes

Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance on net deferred tax assets is provided for when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2023, we believe, based on our projections, that a partial reversal of the valuation allowance is necessary. Interest rates may fluctuate throughout 2024, however, they are not expected to return to low rates of the past creating a projected taxable income position. Therefore, the Company will partially reverse the valuation allowances. We are positioned as a public company acquisition vehicle, where we can become an acquisition platform and potentially utilize our NOLs. We may acquire businesses, entities or revenue streams that could generate sufficient income so that we can utilize our approximately $102.5 million of federal NOLs. At this time, however, we cannot assure you that we will be successful in doing so. Accordingly, our management will continue to assess the need for this valuation allowance and will make adjustments when appropriate. Additionally, our management believes that our NOLs will not be limited by any changes in our ownership as a result of the successful completion of the Rights Offering (See Note 13 to the Consolidated Financial Statements).

We recognize the benefit of an uncertain tax position that we have taken or expect to take on the income tax returns we file if it is more likely than not that we will be able to sustain our position.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to provide the information required by this item.

Item 8. Financial Statements and Supplementary Data

Financial statements and notes thereto appear on pages F-1 to F-16 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a)   Evaluation of Disclosure Controls and Procedures

Our management, under the direction of our Principal Executive Officer and Principal Financial Officer, who is the same individual, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2023. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosures. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

(b)   Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting, as such term is defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act, during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c)   Management's Report on Internal Control over Financial Reporting

It is the responsibility of the management of Enzon Pharmaceuticals, Inc. and subsidiaries to establish and maintain adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is a process designed by, or under the supervision of, our Principal Executive Officer and Principal Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Enzon; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Enzon are being made only in accordance with authorizations of management and directors of Enzon; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of Enzon's assets that could have a material effect on the consolidated financial statements of Enzon.

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in "Internal Control—Integrated Framework - 2013" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management concluded that as of December 31, 2023 our internal control over financial reporting was effective based on those criteria.

(d)   Limitations on the Effectiveness of Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Item 9B. Other Information

During the quarter ended December 31, 2023, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement".

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance

If we file a definitive proxy statement relating to our 2024 Annual Meeting of Stockholders with the SEC not later than 120 days after December 31, 2023, the information required by this Item 10 is incorporated herein by reference to such definitive proxy statement. However, if such definitive proxy statement is not filed with the SEC in such 120-day period, we will file an amendment to this Annual Report on Form 10-K with the SEC not later than 120 days after December 31, 2023 to include the information required by this Item 10.

The Company has adopted a code of ethics entitled "Code of Conduct and Corporate Values" that applies to the Company's directors, officers, and employees (including its principal executive officer, principal financial officer, and principal accounting officer). We have posted our Code of Conduct and Corporate Values on our website (https://investors.enzon.com/corporate-governance) and will post on such website any amendments to, or waivers from, a provision of the Code of Conduct and Corporate Values applying to an executive officer or director when required by applicable SEC and OTC Markets rules and regulations.

Item 11. Executive Compensation

If we file a definitive proxy statement relating to our 2024 Annual Meeting of Stockholders with the SEC not later than 120 days after December 31, 2023, the information required by this Item 11 is incorporated herein by reference to such definitive proxy statement. However, if such definitive proxy statement is not filed with the SEC in such 120-day period, we will file an amendment to this Annual Report on Form 10-K with the SEC not later than 120 days after December 31, 2023 to include the information required by this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

If we file a definitive proxy statement relating to our 2024 Annual Meeting of Stockholders with the SEC not later than 120 days after December 31, 2023, the information required by this Item 12 is incorporated herein by reference to such definitive proxy statement. However, if such definitive proxy statement is not filed with the SEC in such 120-day period, we will file an amendment to this Annual Report on Form 10-K with the SEC not later than 120 days after December 31, 2023 to include the information required by this Item 12.

Item 13. Certain Relationships and Related Transactions, and Director Independence

If we file a definitive proxy statement relating to our 2024 Annual Meeting of Stockholders with the SEC not later than 120 days after December 31, 2023, the information required by this Item 13 is incorporated herein by reference to such definitive proxy statement. However, if such definitive proxy statement is not filed with the SEC in such 120-day period, we will file an amendment to this Annual Report on Form 10-K with the SEC not later than 120 days after December 31, 2023 to include the information required by this Item 13.

Item 14. Principal Accounting Fees and Services

If we file a definitive proxy statement relating to our 2024 Annual Meeting of Stockholders with the SEC not later than 120 days after December 31, 2023, the information required by this Item 14 is incorporated herein by reference to such definitive proxy statement. However, if such definitive proxy statement is not filed with the SEC in such 120-day period, we will file an amendment to this Annual Report on Form 10-K with the SEC not later than 120 days after December 31, 2023 to include the information required by this Item 14.

PART IV

Item 15. Exhibits, Financial Statement Schedules [TO BE DISCUSSED]

(a)(1), (a)(2) and (c). The response to this portion of Item 15 is submitted as a separate section of this report commencing on page F-1.

(a)(3) and (b). Exhibits (numbered in accordance with Item 601 of Regulation S-K).

Exhibit Number	Description	Reference No.
3.1	Amended and Restated Certificate of Incorporation dated May 18, 2006, together with that Certificate of Amendment to the Amended and Restated Certificate of Incorporation dated July 13, 2010	(1)
3.2	Second Amended and Restated By-Laws effective March 11, 2011, as amended by Amendment No. 1 to the Second Amended and Restated By-Laws effective February 15, 2013	(2)
3.3	Certificate of Designation of Series A-1 Junior Participating Preferred Stock of Enzon Pharmaceuticals, Inc. filed with the Secretary of State of the State of Delaware on August 14, 2020	(4)
3.4	Certificate of Designation of Series C Non-Convertible Redeemable Preferred Stock of Enzon Pharmaceuticals, Inc., filed with the Secretary of State of the State of Delaware on September 21, 2020	(5)
3.5	First Amendment to the Second Amended and Restated By-Laws, effective February 24, 2022	(10)
4.1	Description of Enzon Pharmaceuticals, Inc.'s Registered Securities	+
4.2	Section 382 Rights Agreement, dated as of August 14, 2020, by and between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, which includes the Form of Certificate of Designation as Exhibit A, Form of Rights Certificate as Exhibit B and the Form of Summary of Rights as Exhibit C	(4)
4.3	First Amendment to the Section 382 Rights Agreement, dated as of June 4, 2021 and effective as of June 2, 2021, by and between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company.	(6)
10.2	Development, License and Supply Agreement between Enzon, Inc. (now known as Enzon Pharmaceuticals, Inc.) and Schering Corporation dated November 14, 1990, as amended*	(3)
10.3	Amended and Restated 2013 Outside Director Compensation Plan**	(7)
10.4	Amended and Restated Exclusive IP Marketing Agreement, dated as of June 28, 2004, by and between Micromet AG and Enzon Pharmaceuticals, Inc.	(8)
10.5	Letter Agreement, dated January 30, 2019, between Servier IP UK Limited and Enzon Pharmaceuticals, Inc.	(8)
10.6	Investment Agreement, dated as of September 1, 2020, by and between Enzon Pharmaceuticals, Inc. and Icahn Capital LP	(9)
10.7	Independent Contractor Agreement, effective as of February 24, 2022, between Enzon Pharmaceuticals, Inc. and Richard L. Feinstein **	(10)
10.8	Form of Indemnification Agreement for members of the Board of Directors **	(11)
21.1	Subsidiaries of Registrant	+
23.1	Consent of EisnerAmper LLP	+
31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	+
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***	+
101.INS	Inline XBRL Instance Document	+
101.SCH	Inline XBRL Taxonomy Extension Schema Document	+

101.CAL	Inline XBRL Calculation Linkbase Document	+
101.LAB	Inline XBRL Labels Linkbase Document	+
101.PRE	Inline XBRL Presentation Linkbase Document	+
101.DEF	Inline XBRL Definition Linkbase Document	+
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in the Interactive Data Files submitted as Exhibit 101)	+
		+

+   Filed herewith

*   Portions of this exhibit have been redacted and filed separately with the SEC pursuant to a confidential treatment request.

**   Management contracts or compensatory plans and arrangements required to be filed pursuant to Item 601(b) (10)(ii)(A) or (iii) of Regulation S-K.

***   These certifications are not deemed filed by the SEC and are not to be incorporated by reference in any filing the Company makes under the Securities Act of 1933, as amended, or the Exchange Act, irrespective of any general incorporation language in any filings.

Referenced exhibit was previously filed with the SEC as an exhibit to the Company's filing indicated below and is incorporated herein by reference to that filing:

(1)   Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed August 9, 2010

(2)   Annual Report on Form 10-K for the year ended December 31, 2012 filed March 18, 2013

(3)   Annual Report on Form 10-K for the fiscal year ended June 30, 2002 filed on September 26, 2002

(4)   Current Report on Form 8-K filed August 14, 2020

(5)   Current Report on Form 8-K filed September 23, 2020

(6)   Current Report on Form 8-K filed June 8, 2021

(7)   Quarterly report on Form 10-Q for the quarter ended June 30, 2013 filed August 6, 2013

(8)   Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on February 21, 2019

(9)   Current Report on Form 8-K filed September 1, 2020

(10)   Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed on February 25, 2022

(11)   Quarterly report on Form 10-Q for the quarter ended March 31, 2022 filed April 26, 2022

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZON PHARMACEUTICALS, INC.

(Registrant)

Dated: March 20, 2024

/s/ Richard L. Feinstein

Richard L. Feinstein
Chief Executive Officer, Chief Financial Officer and Secretary
(Principal Executive Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Richard L. Feinstein Richard L. Feinstein	Chief Executive Officer, Chief Financial Officer and Secretary (Principal Executive Officer and Principal Financial Officer)	March 20, 2024
/s/ Randolph C. Read Randolph C. Read	Director (Chairman of the Board)	March 20, 2024
/s/ Jordan Bleznick Jordan Bleznick	Director	March 20, 2024
/s/ Jaffrey (Jay) A. Firestone Jaffrey (Jay) A. Firestone	Director	March 20, 2024

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM [TO BE REVIEWED, ETC. BY EA]

To the Board of Directors and Stockholders of
Enzon Pharmaceuticals, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Enzon Pharmaceuticals, Inc. and Subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, mezzanine equity and stockholders' equity, and cash flows for each of the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

As discussed in Note 9 to the consolidated financial statements, the Company records a valuation allowance based on the assessment of the realizability of the Company's deferred tax assets. For the year-ended December 31, 2023, the Company had deferred tax assets before valuation allowances of approximately $34.4 million. As of December 31, 2023, the Company has recorded a valuation allowance of approximately $34.1 million on the deferred tax assets, resulting in a deferred tax asset of $359,000 as of December 31, 2023. In assessing the realizability of deferred tax assets the Company must assess its tax planning strategies, enacted and effective tax law considerations, and whether sufficient future taxable income will be generated to support the realization of the existing deferred tax assets before expiration, using assumptions about Company-specific conditions and events.

We identified the assessment of realizability of deferred tax assets as a critical audit matter due to the significant judgement and estimation required by management in their assessment. This in turn led to a high degree of auditor subjectivity and significant audit effort was required in performing our procedures and evaluating audit evidence relating to estimates and assumptions made by management.

Addressing the matter involved performing procedures and evaluating audit evidence, in connection with forming our overall opinion on the consolidated financial statements. We obtained an understanding and evaluated the design of controls over the valuation of deferred taxes. Our procedures also included, among others, an evaluation of: (a) the expiration dates of certain deferred tax assets, primarily federal and state net operating loss carryforwards, (b) whether the Company may have experienced an ownership change resulting in annual limitation of net operating loss carryforwards, and (c) the assumptions used by the Company to develop projections of future taxable income by income tax jurisdiction and tested the completeness and accuracy of the underlying data used in the projections. We compared the projections of future taxable income with the actual results of prior periods, as well as management's consideration of current industry and economic trends. We also compared the projections of future taxable income with other forecasted financial information prepared by the Company. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in considering whether management demonstrated their ability and intent in executing planned strategies, including the reasonableness of the application of enacted and effective tax law.

/s/ EisnerAmper LLP

We have served as the Company's auditor since 2013.

EISNERAMPER LLP
Philadelphia, Pennsylvania
March 20, 2024

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31,	
	2023	**2022**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 47,012	$ 46,982
Other current assets	331	405
Total current assets	47,343	47,387
Deferred tax asset	359	202
Total assets	$ 47,702	$ 47,589
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 331	$ 331
Accrued expenses and other current liabilities	108	93
Dividends payable on Series C preferred stock	1,275	1,275
Total current liabilities	1,714	1,699
Commitments and contingencies		
Mezzanine equity:		
Series C preferred stock - $0.01 par value, 40,000 shares authorized, issued and outstanding (liquidation value $1,062 per share) at December 31, 2023 and 2022	42,483	42,483
Stockholders' equity:		
Preferred stock - $0.01 par value, authorized 2,960,000 shares; no shares issued and outstanding at December 31, 2023 and 2022	—	—
Common stock - $0.01 par value, authorized 170,000,000 shares; issued and outstanding 74,214,603 shares at December 31, 2023 and 2022	742	742
Additional paid-in capital	73,433	74,708
Accumulated deficit	(70,670)	(72,043)
Total stockholders' equity	3,505	3,407
Total liabilities, mezzanine equity and stockholders' equity	$ 47,702	$ 47,589

The accompanying notes are an integral part of these consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

| | Year Ended December 31, | |
	2023	2022
Revenues:		
Royalties and milestones, net	$ —	$ 26
Total revenues	—	26
Operating expenses:		
General and administrative	1,044	1,058
Total operating expenses	1,044	1,058
Operating loss	(1,044)	(1,032)
Interest and dividend income	2,261	646
Income (loss) before income tax benefit	1,217	(386)
Income tax benefit	156	200
Net income (loss)	1,373	(186)
Dividends on Series C preferred stock	(1,275)	(1,275)
Net income (loss) available to common shareholders	$ 98	$ (1,461)
Income (loss) per common share		
Basic and diluted	$ 0.00	$ (0.02)
Weighted average number of common shares		
Basic and diluted	74,215	74,215

The accompanying notes are an integral part of these consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY
(In thousands)

	Mezzanine Equity – Series C Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Par Value	Number of Shares	Par Value			
Balance, December 31, 2021	40	42,483	74,215	742	75,983	(71,857)	4,868
Net loss	—	—	—	—	—	(186)	(186)
Preferred stock dividend declared	—	—	—	—	(1,275)	—	(1,275)
Balance, December 31, 2022	40	42,483	74,215	742	74,708	(72,043)	3,407
Net income	—	—	—	—	—	1,373	1,373
Preferred stock dividend declared	—	—	—	—	(1,275)	—	(1,275)
Balance, December 31, 2023	40	$ 42,483	74,215	$ 742	$73,433	$ (70,670)	$ 3,505

The accompanying notes are an integral part of these consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,	
	2023	2022
Cash flows from operating activities:		
Net income (loss)	$ 1,373	$ (186)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Deferred income taxes	(157)	(202)
Changes in operating assets and liabilities:		
Decrease in royalty receivable	—	28
Decrease (increase) in other current assets	74	(320)
Increase in accrued expenses and other current liabilities	15	21
Net cash provided by (used in) operating activities	1,305	(659)
Cash flows from financing activities:		
Preferred stock dividend payments	(1,275)	—
Net cash used in financing activities	(1,275)	—
Net increase (decrease) in cash	30	(659)
Cash and cash equivalents at beginning of year	46,982	47,641
Cash and cash equivalents at end of year	$ 47,012	$ 46,982
Non-cash financing activities:		
Declaration of dividend for Series C Preferred Stock	$ 1,275	$ 1,275

The accompanying notes are an integral part of these consolidated financial statements.

(1)   Description of Business

Enzon Pharmaceuticals, Inc. (together with its subsidiaries, the "Company," "Enzon," "we" or "us") is positioned as a public company acquisition vehicle, where it can become an acquisition platform and potentially utilize its net operating loss carryforwards ("NOLs") in an effort to enhance stockholder value.

In September 2020, the Company initiated a rights offering for its common and preferred stock (see below and Note 13 to our Condensed Consolidated Financial Statements), which closed in October 2020, and it realized $43.6 million in gross proceeds. This has enabled the Company to embark on its plan to potentially realize the value of its more than $100 million NOLs by acquiring businesses or assets. To protect the NOLs, in August 2020, the Company's Board of Directors (the "Board") adopted a Section 382 rights plan (see Note 12 to our Condensed Consolidated Financial Statements).

Historically, the Company had received royalty revenues from licensing arrangements with other companies primarily related to sales of certain drug products that utilized Enzon's proprietary technology. In recent years, the Company has had no clinical operations and limited corporate operations. Enzon has a marketing agreement in the drug Vicineum, which, if approved, will, potentially, generate milestone and royalty payments to it in the future. Enzon cannot assure you that it will earn material future royalties or milestones.

The Board and the Company's management are actively involved in pursuing, sourcing, reviewing and evaluating various potential acquisition transactions consistent with its strategy. The Company's management and Board have made a number of contacts and engaged in discussions with principals of individual companies and financial advisors on behalf of various individual companies, while continuing to evaluate potential transactions. To date, no actionable transactions have been initiated.

The Company has a marketing agreement with Micromet AG, now part of Amgen, Inc. (the "Micromet Agreement"), pursuant to which it may be entitled to certain milestone and royalty payments if Vicineum, a drug that was being developed by Sesen, Inc., (Sesen") is approved for the treatment of non-muscle invasive bladder cancer. Sesen announced that it had completed a merger with Carisma Therapeutics Inc. ("Carisma") and that the combined company will focus on the advancement of Carisma's proprietary cell therapy for the treatment of cancer and other disorders and that that it intends to seek a partner for the further development of Vicineum.

During the fourth quarter of 2022, we received a license maintenance fee of approximately $26,000 from Amgen, Inc. in payment of a worldwide, royalty-free non-exclusive right to license Vicineum. The fee represents half of the amount paid by Viventia Biotech (Barbados) Inc. ("Viventia"), part of Sesen, on an annual basis for the continued right to license Vicineum. The Company did not receive any license maintenance fees in 2023.

In August 2020, the Board adopted a Section 382 rights plan and declared a dividend distribution of one right for each outstanding share of the Company's common stock to stockholders of record at the close of business on August 24, 2020. (See Note 11 to the Consolidated Financial Statements.)

In September 2020, the Board approved a Rights Offering (the "Rights Offering"), by which the Company distributed, at no charge to all holders of its common stock on September 23, 2020 (the "Record Date"), transferable subscription rights to purchase units ("Units") at a subscription price per Unit of $1,090. In the Rights Offering, each stockholder on the Record Date received one subscription right for every share of common stock owned on the Record Date. For every 1,105 subscription rights held, a stockholder was entitled to purchase one Unit at the subscription price. Each Unit consisted of one share of newly designated Series C Preferred Stock, par value $0.01 per share, and 750 shares of the Company's common stock. The subscription period for the Rights Offering ended on October 9, 2020.

As a result of the sale of all 40,000 Units available for purchase in the Rights Offering, the Company received approximately $43.6 million of gross proceeds and had 40,000 shares of Series C Preferred Stock outstanding and an aggregate of 74,214,603 shares of common stock outstanding following the Rights Offering. (See Note 12 to the Consolidated Financial Statements.)

On an annual basis, the Board may, at its sole discretion, cause a dividend with respect to the Series C Preferred Stock to be paid in cash to the holders in an amount equal to 3% of the liquidation preference as in effect at such time (initially $1,000 per share). If the dividend is not so paid in cash, the liquidation preference is adjusted and increased annually by an amount equal to 5% of the liquidation preference per share as in effect at such time, that is not paid in cash to the holders on such date. The Board did not declare a dividend as of December 31, 2021 and, at December 31, 2021 the liquidation value of the Series C Preferred Stock was $1,062 per share. On December 29, 2022, the Board declared a cash dividend of 3% on the Series C Preferred Stock, aggregating $1,275,000 or $31.86 per share. Accordingly, the cumulative liquidation value of the Series C Preferred Stock remained at approximately $42,483,000 ($1,062 per share) on December 31, 2022. On December 28, 2023, the Board declared a cash dividend of 3% on the Series C Preferred Stock, aggregating approximately $1,275,000 or $31.86 per share. Accordingly, the cumulative liquidation value of the Series C Preferred Stock remained at approximately $42,483,000 ($1,062 per share) on December 31, 2023. The dividend was paid on January 17, 2024 to the holders of record of the Company's Series C Preferred Stock as of January 10, 2024. (See Note 13 to the Consolidated Financial Statements.)

The Company maintains its principal executive offices at 20 Commerce Drive, Suite 135, Cranford, New Jersey 07016 through a service agreement with Regus Management Group, LLC.

(2)   Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Enzon Pharmaceuticals, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated as part of the consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include legal and contractual contingencies and income taxes. Although management bases its estimates on historical experience, relevant current information and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ from these estimates.

Financial Instruments and Fair Value

The carrying values of cash and cash equivalents, royalty receivable, other current assets, accounts payable, accrued expenses and other current liabilities in the Company's consolidated balance sheets approximated their fair values at December 31, 2022 and 2021 due to their short-term nature. As of each of December 31, 2023 and 2022, the Company held cash equivalents aggregating approximately $46.5 million and $44.2 million, respectively.

Revenue Recognition

Royalty revenues from the Company's agreements with third parties and pursuant to the sale of the Company's former specialty pharmaceutical business are recognized when the Company can reasonably determine the amounts earned. In most cases, this will be upon notification from the third-party licensee, which is typically during the quarter following the quarter in which the sales occurred. The Company does not participate in the selling or marketing of products for which it receives royalties. Because the Company records revenue only when collection is assured, no provision for uncollectible accounts is established upon recognition of revenues.

Contingent payments with third parties and pursuant to the sale of the Company's former specialty pharmaceutical business are recognized as income when the milestone has been achieved and collection is assured, such payments are non-refundable and no further effort is required on the part of the Company or the other party to complete the earnings process.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized. The effect of a change in tax rates or laws on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date of the rate change. A valuation allowance is established to reduce the deferred tax assets to the amounts that are more likely than not to be realized from operations.

Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return. The Company has no liability for uncertain tax positions. Interest and penalties, if any, related to unrecognized tax benefits would be recognized as income tax expense.

(3)   Recent Accounting Pronouncements

Recent Accounting Standards Updates issued by the Financial Accounting Standards Board (the "FASB") and guidance issued by the Securities and Exchange Commission did not, or are not believed by management to, have a material effect on the Company's present or future consolidated financial statements.

(4)   Accounts Payable, Accrued Expenses and Dividends Payable on Series C Preferred Stock

Prior to 2017, the Company's primary source of royalty revenues was derived from sales of PegIntron, which is marketed by Merck & Co., Inc. ("Merck"). At December 31, 2022, we recorded a liability to Merck of approximately $331,000, based primarily on Merck's assertions regarding recoupments related to prior returns and rebates. During the year ended December 31, 2023, no additional royalties/(recoupments) related to PegIntron were claimed by Merck. As such, as asserted by Merck, the Company's recorded liability to Merck remained at $331,000 at December 31, 2023. The Company believes that it will receive no future royalties from Merck, but may be charged with additional chargebacks from returns and rebates in amounts that, based on current estimates, are not expected to be material.

Accrued expenses and other current liabilities consisted of the following as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
Professional and consulting fees	$ 92	$ 87
Other	16	6
	$ 108	$ 93

On December 28, 2023, the Board declared a cash dividend of 3% of the liquidation preference ($42,483,286) of the Series C Preferred Stock, aggregating approximately $1,275,000 ($31.86 per share). Such dividend was accrued at December 31, 2023 and paid on January 17, 2024.

(5)   Stockholders' Equity

Preferred Stock

The Company has authorized 3,000,000 shares of preferred stock in one or more series of which, at December 31, 2023 and 2022, 40,000 shares have been issued, are outstanding and are designated as Series C Preferred Stock in connection with the Rights Offering discussed in Note 14 and 100,000 shares have been designated as Series A-1 Junior Participating Preferred Stock in connection with the August 2020 Section 382 rights plan discussed in Note 11.

Common Stock

As of December 31, 2023, the Company reserved 9,818,392 shares of its common stock for the non-qualified and incentive stock plans.

(6)   Cash Dividend

No dividend on the shares of the Company's common stock has been paid or declared during the years ended December 31, 2023 and 2022.

On December 28, 2023, the Board declared a cash dividend of 3% on the Series C Preferred Stock, aggregating approximately $1,275,000 or $31.86 per share. Accordingly, the cumulative liquidation value of the Series C Preferred Stock was approximately $42,483,000 ($1,062 per share) on December 31, 2023. The dividend was paid on January 17, 2024 to the holders of record of the Company's Series C Preferred Stock as of January 10, 2024 (See Note 13 to the Consolidated Financial Statements).

On December 29, 2022, the Board declared a cash dividend of 3% on the Series C Preferred Stock, aggregating approximately $1,275,000 or $31.86 per share. Accordingly, the cumulative liquidation value of the Series C Preferred Stock was approximately $42,483,000 ($1,062 per share) on December 31, 2022. The dividend was paid on January 17, 2023 to the holders of record of the Company's Series C Preferred Stock as of January 10, 2023 (See Note 13 to the Consolidated Financial Statements).

(7)   Income (Loss) Per Common Share

Basic earnings (loss) per common share (EPS) is calculated by dividing net income (loss), less any dividends, accretion or reduction or redemption on the Company's Series C Preferred Stock, by the weighted average number of common shares outstanding during the reported period. Restricted stock awards and restricted stock units (collectively, "nonvested shares") are not considered to be outstanding shares until the service or performance vesting period has been completed.

The diluted earnings per common share calculation would normally involve adjusting both the denominator and numerator as described here if the effect is dilutive.

For purposes of calculating diluted earnings per common share, the denominator normally includes both the weighted-average number of shares of common stock outstanding and the number of common stock equivalents if the inclusion of such common stock equivalents is dilutive. Dilutive common stock equivalents potentially include stock options and nonvested shares using the treasury stock method and shares issuable under the employee stock purchase plan. During each of the years ended December 31, 2023 and 2022, there were no common stock equivalents. Because the Company has no common stock equivalents during the year ended December 31, 2023 and a loss was incurred in the year ended December 31, 2022, common stock equivalents would be anti - dilutive and, accordingly, were excluded from the calculation of diluted loss per share in the 2022 period. There were no stock options or other equity - based incentives outstanding in the 2023 period. Income (loss) per common share information was as follows (in thousands, except per share amounts) for the years ended December 31, 2023 and 2022:

	2023	2022
Income (Loss) per Common Share – Basic and Diluted		
Net income (loss) for year	$ 1,373	$ (186)
Dividends on Series C preferred stock	(1,275)	(1,275)
Net income (loss) available to common shareholders	$ 98	$ (1,461)
Weighted-average number of common shares outstanding	74,215	74,215
Basic and diluted loss per common share	$ 0.00	$ (0.02)

(8)   Stock Options

All of the Company's incentive, stock options and equity-based compensation plans were terminated effective February 24, 2022 and, as such, there will be no further grants made pursuant these plans.There were no options outstanding at December 31, 2023 and 2022.

(9)   Income Taxes

The components of the income tax provision (benefit) are summarized as follows (in thousands):

| | Year Ended December 31, | |
	2023	2022
Current:		
Federal	$ —	$ —
State and foreign	1	2
Total current	1	2
Deferred:		
Federal	(117)	(151)
State	(40)	(51)
Total deferred	(157)	(202)
Income tax benefit	$ (156)	$ (200)

The following table represents the reconciliation between the reported income taxes and the income taxes that would be computed by applying the federal statutory rate (21% for years ended December 31, 2023 and 2022) to income before taxes (in thousands):

| | Year Ended December 31, | |
	2023	2022
Income tax provision at federal statutory rate	$ 256	$ (81)
Add (deduct) effect of:		
State income taxes, net of federal tax	87	(26)
Expiration of federal research and development credits	1,637	1,022
Change in valuation allowance	(2,136)	(1,115)
Income tax benefit	$ (156)	$ (200)

No federal income tax expense was incurred in relation to normal operating results.

As of December 31, 2023 and 2022, the cumulative tax effects of temporary differences that give rise to the deferred tax assets were as follows (in thousands):

	December 31, 2023	December 31, 2022
Deferred tax assets:		
Federal and state net operating loss carryforward	$ 23,297	$ 23,639
Research and development credits carryforward	11,121	12,758
Total gross deferred tax assets	34,418	36,397
Less valuation allowance	(34,059)	(36,195)
Net deferred tax assets	$ 359	$ 202

ASC 740 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Because of the inherent uncertainties, including future interest rates, whether or when an acquisition of a profitable entity will come to fruition and other factors, projecting long-term future performance of the Company is problematical. Accordingly, the Company is only projecting 2024 pre-tax book income due to interest rates on its short-term cash investments and the absence of any potentially actionable acquisitions at this time. Upon review of positive and negative evidence in determining a partial reversal of the valuation allowance, the Company has concluded that a partial reversal of the valuation allowance is necessary. Interest rates may fluctuate throughout 2024. However, the Company does not expect them to return to low rates of the past creating a projected taxable income position. Therefore, the Company will partially reverse the valuation allowances as of December 31, 2023. In 2023, the Company generated approximately $1.2 million in taxable income before utilization of NOLs. The Company utilized approximately $1.2 million of the NOLs during 2023. A deferred tax benefit of $157,000 was recorded during the year ended December 31, 2023. The Company may acquire businesses, entities or revenue streams that could generate sufficient income so that it can utilize its approximately $102.5 million NOL. To date, no actionable acquisition candidates have been identified and, while the Company may ultimately be successful in realizing some or all of the value of its NOLs, the Company cannot provide assurance that it will be able to realize any value of its NOLs.

Management of the Company will continue to assess the need for this valuation allowance and will make adjustments when appropriate.

At December 31, 2023, the Company had federal NOLs of approximately $102.5 million, of which approximately $99.4 million will expire in the years 2025 through 2036, and New Jersey state NOLs of approximately $24.8 million that expire in the years 2031 through 2042. Under the Tax Cuts and Jobs Act, federal net operating losses generated in tax years beginning after December 31, 2017 have an unlimited carryforward period, and the amount of net operating loss allowed to be utilized each year is limited to 80% of taxable income.

The Company also had federal research and development ("R&D") credit carryforwards of approximately $1.6 million that expired in 2023. The Company has remaining R&D credit carryforwards of approximately $11.1 million that expire in the years 2024 through 2029. These deferred tax assets were subject to a valuation allowance such that the deferred tax expense incurred as a result of the expiration of the capital loss and R&D credit carryforwards was offset by a corresponding deferred tax benefit for the related reduction in valuation allowance.

The Company's ability to use the NOLs and R&D tax credit carryforwards may be limited, as they are subject to certain limitations due to ownership changes as defined by rules pursuant to Section 382 of the Internal Revenue Code of 1986, as amended. However, management of the Company believes that the Company's NOLs will not be limited by any changes in the Company's ownership as a result of the successful completion of the Rights Offering. (See Note 13 to the Consolidated Financial Statements.) Additionally, in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company's ability to use its NOLs, the Board adopted a Section 382 rights plan. (See Note 11 to the Consolidated Financial Statements.)

The Company has not recorded a liability for unrecognized income tax benefits.

(10)   Commitments and Contingent Liabilities

The Company has been involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's consolidated financial position, results of operations, or liquidity.

(11)   Section 382 Rights Plan

On August 14, 2020, in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company's ability to use its NOLs, the Board adopted a Section 382 rights plan and declared a dividend distribution of one right for each outstanding share of the Company's common stock to stockholders of record at the close of business on August 24, 2020. Accordingly, holders of the Company's common stock own one preferred stock purchase right for each share of common stock owned by such holder. The rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events as set forth in the Section 382 rights plan. If the rights become exercisable, each right would initially represent the right to purchase from the Company one one-thousandth of a share of the Company's Series A-1 Junior Participating Preferred Stock, par value $0.01 per share, for a purchase price of $1.20 per right. If issued, each fractional share of Series A-1 Junior Participating Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of the Company's common stock. However, prior to exercise, a right does not give its holder any rights as a stockholder of the Company, including any dividend, voting or liquidation rights. The rights will expire on the earliest of (i) the close of business on June 2, 2024 (unless that date is advanced or extended by the Board), (ii) the time at which the rights are redeemed or exchanged under the Section 382 rights plan, (iii) the close of business on the day of repeal of Section 382 of the Internal Revenue Code or any successor statute or (iv) the close of business on the first day of a taxable year of the Company to which the Company's Board of Directors determines that no NOLs may be carried forward.

(12)   Rights Offering

On September 1, 2020, the Board approved a Rights Offering. For every 1,105 subscription rights held, a stockholder was entitled to purchase one Unit at the subscription price of $1,090. Each Unit consisted of one share of newly designated Series C Preferred Stock, par value $0.01 per share, and 750 shares of the Company's common stock. On October 9, 2020, the Rights Offering expired and, as a result of the sale of all 40,000 Units, the Company received approximately $43.6 million in gross proceeds and issued shares of Series C Preferred Stock and shares of common stock such that, following the closing of the Rights Offering, there was an aggregate of 40,000 shares of Series C Preferred Stock outstanding and 74,214,603 shares of common stock outstanding.

On an annual basis, the Board may, at its sole discretion, cause a dividend with respect to the Series C Preferred Stock to be paid in cash to the holders in an amount equal to 3% of the liquidation preference as in effect at such time (initially $1,000 per share). If the dividend is not so paid in cash, the liquidation preference is adjusted and increased annually by an amount equal to 5% of the liquidation preference per share as in effect at such time, that is not paid in cash to the holders on such date. Holders of Series C Preferred Stock do not have any voting rights and the Series C Preferred Stock is not convertible into shares of the Company's common stock. The initial liquidation value of the Series C Preferred Stock was $1,000 per share. At December 31, 2021 the liquidation value of the Series C Preferred Stock was $1,062 per share, inasmuch as no dividend was declared or paid in cash. On December 29, 2022, the Board declared a cash dividend of 3% on the Series C Preferred Stock, aggregating approximately $1,275,000 or $31.86 per share. Accordingly, the liquidation value of the Series C Preferred Stock was $1,062 per share on December 31, 2022. The dividend was paid on January 17, 2023 to the holders of record of the Company's Series C Preferred Stock as of January 10, 2023. On December 28, 2023, the Board declared a cash dividend of 3% on the Series C Preferred Stock, aggregating approximately $1,275,000 or $31.86 per share. Accordingly, the liquidation value of the Series C Preferred Stock remained at $1,062 per share on December 31, 2023. The dividend was paid on January 17, 2024 to the holders of record of the Company's Series C Preferred Stock as of January 10, 2024.

As of November 1, 2022, the Company is able to redeem the Series C Preferred Stock at any time, in whole or in part, for an amount based on the liquidation preference per share as in effect at such time. Holders of Series C Preferred Stock have the right to demand that the Company redeem their shares in the event that the Company undergoes a change of control as defined in the Certificate of Designation of the Series C Preferred Stock.

(13)   Series C Preferred Stock

In October 2020, the Company issued 40,000 shares of Series C Preferred Stock for an aggregate purchase price of $40.0 million.

As of December 31, 2021, the Board had not declared a cash dividend on the Series C Preferred Stock. Accordingly, during the year ended December 31, 2021, the Company recorded a 5% increase to the liquidation preference of approximately $50 per share of Series C Preferred Stock, aggregating approximately $2,023,000, for a cumulative liquidation value of approximately $42,483,000 ($1,062 per share) as of December 31, 2021. Because a cash dividend of 3% was declared for each of 2023 and 2022, at December 31, 2023 and 2022 there was no change to the liquidation value that was recorded as of December 31, 2021.

There is no prohibition on the repurchase or redemption of Series C Preferred Shares while there is any arrearage in the payment of dividends.

Since the redemption of the Series C Preferred Stock is contingently or optionally redeemable, unless and until we undertake a change of control the Series C Preferred Stock has been classified in mezzanine equity on the Consolidated Balance Sheets.

(14)   Subsequent Event

On January 17, 2024, the Company was notified by the OTCQX Markets Group (the "OTCQX"), the marketplace for the over-the-counter trading of its stock, that it no longer met the standards for continued qualification for the OTCQX, in that its stock bid price had fallen below $0.10 per share for 30 consecutive calendar days. To regain compliance, the Company must maintain a closing bid price of at least $0.10 for 10 consecutive trading days before July 15, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number: 001-36435

Enzon Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**22-2372868**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 Commerce Drive (Suite 135), Cranford, New Jersey	**07016**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(732) 980-4500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
None	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
Series A-1 Junior Participating Preferred Stock Purchase Rights

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the Common Stock, $0.01 par value per share (the "Common Stock"), held by non-affiliates of the registrant was approximately $7,591,503 as of June 30, 2023, based upon the closing sale price quoted on the OTCQX market of the OTC Markets Group, Inc. of $0.20 per share reported for such date. Shares of Common Stock held by each executive officer and director and certain beneficial owners of 10% or more of the Common Stock of the registrant as of June 30, 2023 have been excluded in that such shares may be deemed to be owned by affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 74,214,603 shares of Common Stock issued and outstanding as of April 19, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Auditor Name	Auditor Firm ID	Auditor Location
EisnerAmper LLP	274	Philadelphia, Pennsylvania

ENZON PHARMACEUTICALS, INC.

2023 Annual Report on Form 10-K/A

(Amendment No. 1)

Table of Contents

Enzon Pharmaceuticals, Inc. (the "Company," "we," "us," or "our") is filing this Amendment No. 1 on Form 10-K/A (this "Amendment No. 1") to amend our <u>Annual Report on Form 10-K for the year ended December 31, 2023, originally filed with the Securities and Exchange Commission (the "SEC")</u> <u>on March 20, 2024</u> (our "Annual Report"), to include the information required by Items 10 through 14 of Part III of Form 10-K. This information was previously omitted from our Annual Report in reliance on General Instruction G(3) to Form 10-K, which permits the information in the above referenced items to be incorporated in the Form 10-K by reference from our definitive proxy statement if such statement is filed no later than 120 days after our fiscal year-end. We are filing this Amendment No. 1 to provide the information required in Part III of Form 10-K because a definitive proxy statement containing such information will not be filed by the Company within 120 days after the end of the fiscal year covered by the Form 10-K.

Pursuant to the rules of the SEC, Part IV, Item 15 has also been amended to contain the currently dated certification from the Company's principal executive officer who is also the Company's principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. The certification of the Company's principal executive officer and principal financial officer is attached to this Amendment No. 1 as Exhibit 31.1. Because no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted. Additionally, we are not including currently dated certifications required under Section 906 of the Sarbanes-Oxley Act of 2002 as no financial statements are being filed with this Amendment No. 1.

This Amendment No. 1 does not amend any other information set forth in our Annual Report, and we have not updated disclosures included therein to reflect any subsequent events. This Amendment No. 1 should be read in conjunction with our Annual Report and with our filings with the SEC subsequent to our Annual Report.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance

The following table sets forth certain information concerning our executive officers and directors as of April 26, 2024.

Nominee Name	Age	Director/Officer Since	Position with Our Company
Randolph C. Read	71	2020	Chairman of the Board
Jordan Bleznick	68	2020	Director
Jaffery (Jay) A. Firestone	67	2022	Director
Richard L. Feinstein	80	2021	Chief Executive Officer, Chief Financial Officer, and Secretary

Directors

   Randolph C. Read – Mr. Read has been a director of our Company since August 2020, and since that time has served as our Chairman of the Board and Chairman of the Finance and Audit Committee. Mr. Read has been President and Chief Executive Officer of Nevada Strategic Credit Investments, LLC since 2009. Mr. Read has served since November 2018 as an independent manager/director and Chairman of the Board of Managers of New York REIT Liquidating, LLC, a successor to New York REIT, Inc., a publicly traded (NYSE) real estate investment trust, where Mr. Read served as an independent director from December 2014 to November 2018, including as Chairman of its Board of Directors from June 2015 to November 2018. Mr. Read has served as an independent Director of SandRidge Energy, Inc. (NYSE), an oil and natural gas exploration and production company, since June 2018. Mr. Read previously served as an independent director of Luby's Inc. from August 2019 to August 2021. Mr. Read has previously served as President of a variety of other companies and has previously served on a number of public and private company boards. Mr. Read is admitted as a Certified Public Accountant and has an M.B.A. in Finance from the Wharton Graduate School of the University of Pennsylvania and a B.S. from Tulane University. Mr. Read's qualifications to serve as a director of our Company include his significant business experience as a director and an executive officer of entities in a variety of industries, as well as capital markets, governance, and operations experience, in addition to his knowledge, financial expertise and leadership qualities and roles.

   Jordan Bleznick – Mr. Bleznick has been a director of our Company since August 2020. From April 2002 through his retirement in April 2023, Mr. Bleznick was the Vice President/Taxes of Starfire Holding Corporation, a privately-held holding company controlled by Carl C. Icahn. From April 2002 through his retirement in April 2023, he was the Chief Tax Counsel for various affiliates of Mr. Icahn. In March 2023, Mr. Bleznick was appointed as a director and Chairman of the Board of the general partner of CVR Partners, LP, a nitrogen fertilizer company controlled by Mr. Icahn. From April 2021 until April 2023, Mr. Bleznick was a director of various other affiliates of Mr. Icahn, including American Entertainment Properties Corp., which is the primary operating subsidiary of Icahn Enterprises L.P. From March 2000 through March 2002, Mr. Bleznick was a partner in the New York City office of the law firm of DLA Piper. From March 1984 until February 2000, he was an associate and then a partner at the New York City law firm of Gordon Altman Weitzen Shalov and Wein. Mr. Bleznick received a B.A. in Economics from the University of Cincinnati, a J.D. from The Ohio State University College of Law and a L.L.M. in Taxation from the New York University School of Law. Mr. Bleznick's qualifications to serve as a director of our Company include his expertise in tax law and his involvement with other public companies owned by Carl C. Icahn and affiliated entities.

   Jaffery (Jay) A. Firestone – Mr. Firestone has been a director of our Company since June 2022. He has served as Chairman and Chief Executive Officer at Prodigy Pictures Inc., a producer of film, television and cross-platform media, since 2006. Previously, Mr. Firestone established Fireworks Entertainment in 1996 to produce, distribute and finance television programs and feature films. In 1998, Fireworks Entertainment was acquired by CanWest Global Communications Corporation and Mr. Firestone was named chairman and chief executive officer and oversaw the company's Los Angeles and London based television operations as well as its Los Angeles feature film division, Fireworks Pictures. In addition, Mr. Firestone oversaw the company's interest in New York based IDP Distribution, an independent distribution and marketing company formed by Fireworks Entertainment in 2000 as a joint venture with Samuel Goldwyn Films and Stratosphere Entertainment. Mr. Firestone has served on the board of directors for the Academy of Canadian Cinema and Television and the Academy of Television Arts and Sciences International Council in Los Angeles. Mr. Firestone has led two initial public offerings. Mr. Firestone has been a director of CVR Energy, Inc. (NYSE), a diversified holding company primarily engaged in the renewables, petroleum refining and marketing business, since April 2020 and SandRidge Energy, Inc. (NYSE) since May 2021, and previously served as a director of Voltari Corporation, a commercial real estate company, from July 2011 through September 2019. Mr. Firestone obtained a degree in commerce from McMasters University. Mr. Firestone's qualifications to serve as a director of our Company include his extensive experience in dealing with financial reporting and his past service on other public company boards.

Management

Richard L. Feinstein – Mr. Feinstein has served as our Chief Executive Officer, Chief Financial Officer, and Secretary since February 2021, having previously served as Vice President-Finance and Chief Financial Officer since March 2016. Prior to that, Mr. Feinstein served as our Vice President – Finance and Principal Financial Officer since December 2013. Mr. Feinstein is a retired partner of KPMG LLP and currently a private consultant providing management and financial advice to clients in a variety of industries. From 2015 to 2019, he provided financial consulting services to General Cannabis Corp, a public company. During July 2016, he provided consulting services to Hamaspik, Inc. From September 2010 to July 2013, as a consultant, he was the Chief Financial Officer of Ameritrans Capital Corporation. From April 2004 to December 2004, Mr. Feinstein, as a consultant, served as Chief Financial Officer for Image Technology Laboratories, Inc., a developer and provider of radiological imaging, archiving and communications systems. From December 1997 to October 2002, Mr. Feinstein was Senior Vice-President and Chief Financial Officer for The Major Automotive Companies, Inc., formerly a diversified holding company, but now engaged solely in retail automotive dealership operations. Mr. Feinstein has served on boards of both publicly- held and not-for-profit enterprises. Mr. Feinstein previously served as a board member and chair of the audit committee of MKTG, Inc.; a board member and chief financial officer of the not-for-profit USA Fitness Corps; a board member and chair of the audit committee of EDGAR Online, Inc.; a board member and chair of the finance committee of the New York Road Runners; and a member of the executive committee of the Association for a Better New York. Mr. Feinstein, a certified public accountant, received a BBA degree from Pace University. Mr. Feinstein also served in the United States Marine Corps.

Director Independence

Although our Common Stock is no longer listed on The Nasdaq Stock Market ("Nasdaq"), our Board of Directors (the "Board"), continues to use the definition of independence set forth in the listing standards of Nasdaq in evaluating the independence of our directors. Our Board has determined that each of Messrs. Read, Bleznick and Firestone is independent as defined by the listing standards of Nasdaq.

Meetings and Attendance

Our Board held five meetings during fiscal year 2023. Each current director who served on the Board during fiscal year 2023 attended at least 75% of the total number of meetings held during fiscal year 2023 by our Board and committees of our Board of which such director was a member (during the period that the director served).

We do not have a policy requiring our directors to attend our annual stockholders' meetings. All of our then-serving directors attended the 2023 annual meeting.

Board Leadership Structure

Our Board is led by a Chairman appointed by our Board annually. The Chairman leads our Board in its role of providing advice to, and overseeing the performance of, our Chief Executive Officer. Randolph C. Read currently serves as the Chairman of the Board and Richard L. Feinstein currently serves as our Chief Executive Officer. Our Board does not have a formal policy with respect to the separation of the positions of Chairman and Chief Executive Officer. However, our Board believes that separating these positions allows the Chief Executive Officer to focus on day-to-day operations, while allowing the Chairman to lead our Board in its primary role of review and oversight of management.

Hedging or Pledging of Company Stock

Our Company maintains a policy prohibiting our employees, officers and directors from engaging in hedging or pledging transactions involving Company stock or holding Company stock in a margin account.

Communications with Directors

Stockholders may communicate directly with our directors. All communications should be sent in care of our Secretary at our address and should prominently indicate on the outside of the envelope that it is intended for our Board or for a specific director. If no director is specified, the communication will be forwarded to the entire Board.

Standing Committees of our Board

During 2023, the only standing committee of the Board was the Finance and Audit Committee.

Finance and Audit Committee

Our Finance and Audit Committee is currently comprised of Mr. Read, who has also served as Chairman of the committee since August 2020, and Mr. Firestone. Our Finance and Audit Committee held four meetings during fiscal year 2023.

In evaluating the composition of our Finance and Audit Committee, our Board has determined that each current member is, and during 2023 all members were, independent as defined by the listing standards of Nasdaq and Rule 10A-3 under the Exchange Act. Our Board has determined that Mr. Read satisfies the definition of "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

The primary purpose of the Finance and Audit Committee is to monitor the integrity of our Company's financial reporting process and financial statements, the systems of internal controls and controls over financial reporting, our Company's compliance with legal and regulatory requirements, and the performance and independence of our Company's independent registered public accounting firm. The Finance and Audit Committee is responsible for discussing with management the adequacy of our Company's internal controls and the financial reporting process. The Finance and Audit Committee also is responsible for discussing these matters with our Company's independent registered public accounting firm. In addition, the Finance and Audit Committee is responsible for reviewing our financial statements and discussing them with management and our Company's independent registered public accounting firm before those financial statements are filed with the SEC. The charter of the Finance and Audit Committee may be found on the Corporate Governance page of our website at www.enzon.com.

Other Board Committees

Currently, we do not have a nominating committee or a compensation committee, and the Board is of the view that it is not necessary to have such committees at this time because the Board is currently composed of only three members, all of whom are independent as defined by the listing standards of Nasdaq. Our Board directly performs the functions of a nominating committee and oversees the process by which individuals may be nominated to our Board. The Board also directly performs the functions of a compensation committee and oversees the process by which our named executive officer, who is a consultant, and directors are compensated. We currently have no employees.

Our Board's Role in Risk Oversight

We, like other companies, face a variety of risks, including operational, financial, regulatory, legal, and information technology and cybersecurity. While our Board oversees risk management, our executive officer is responsible for day-to-day risk management and provides updates to our Board as appropriate regarding risk management activities. Risk oversight is a significant component in all major Board decisions and the evaluation of risk is an important element in our Board's decision-making process. Our Board believes that the processes it has established for overseeing risk would be effective under a variety of leadership frameworks and therefore do not materially affect its choice of leadership structure as described above.

Code of Conduct

Our Board has adopted a code of conduct that is applicable to all of our directors and executive officers. Any material changes made to the code of conduct or any waivers granted to any of our directors and executive officers will be publicly disclosed on our website at www.enzon.com within four business days of such material change or waiver. A copy of our code of conduct is available on the Corporate Governance page of our website at www.enzon.com.

Item 11. Executive Compensation

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)(1)	Total ($)
Richard L. Feinstein							
Chief Executive Officer, Chief	2023	—	15,000	—	—	209,068	224,068
Financial Officer and Secretary	2022	—	10,000	—	—	199,452	209,452

(1) The amounts in this column reflect fees and expenses related to services rendered during fiscal years 2023 and 2022 on a consulting basis. Mr. Feinstein did not receive a base salary for fiscal year 2023 or 2022.

Narrative Disclosure to Summary Compensation Table

Richard L. Feinstein

On February 24, 2022, the Company entered into a revised consulting agreement with Richard L. Feinstein, the Company's Chief Executive Officer, Chief Financial Officer and Secretary. The agreement provides for Mr. Feinstein's consulting fee to be set at $200,000 per year and an incentive of up to 25% of the fee at the discretion of our Board based on the Company's and Mr. Feinstein's performance. In 2023, the Board agreed to increase Mr. Feinstein's consulting fee to $210,000.

Outstanding Equity Awards at December 31, 2023

None. The 2011 Stock Option Plan and Incentive Plan was terminated effective February 24, 2022 and, as such, there will be no further grants made pursuant to such plan.

Potential Payments Upon Termination or Change in Control

Mr. Feinstein is not covered by a severance or change in control agreement and, accordingly, he would not have been entitled to receive any termination or change in control-related payments as of December 31, 2023.

Amended and Restated 2013 Outside Director Compensation Plan

Under the Amended and Restated 2013 Outside Director Compensation Plan, each non-employee director (i) received an annual cash retainer of $30,000 for service on the Board, (ii) for service as chair of the Finance and Audit Committee, received an additional annual cash retainer of $10,000 and (iii) for service as a non-chair member of the Finance and Audit Committee, received an additional annual cash retainer of $5,000.

Currently, in lieu of the above, each director is compensated in the amount of $36,666 per annum (pro-rated for partial periods of service). The one-fourth of the annual cash compensation is payable quarterly at the end of each quarter.

Total Director Compensation

A summary of compensation paid to each of our directors during fiscal year 2023 is set forth below:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
Randolph C. Read	36,666	—	—	36,666
Jordan Bleznick	36,666	—	—	36,666
Jaffery (Jay) A. Firestone	36,666	—	—	36,666

(1) As of December 31, 2023, none of the directors listed held any outstanding restricted stock units.

(2) As of December 31, 2023, none of the directors listed held any outstanding stock options.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information as of April 19, 2024 concerning stock ownership of (i) each person known by us to own beneficially more than 5% of our outstanding Common Stock, (ii) each of our directors as of such date, (iii) each of our named executive officers, and (iv) all of our directors and current executive officers as a group. Information set forth in this table as to our directors and current executive officers is based upon information supplied by these individuals. Information in this table as to our greater than 5% stockholders is based solely upon the Schedules 13D or 13G filed by these stockholders with the SEC. Where information is based on a Schedule 13D or 13G, the number of shares owned is as of the date for which information was provided in such schedules.

Name of Beneficial Owner or Identity of Group(1)	Amount and Nature of Beneficial Ownership(2)	Percentage of Voting Stock Outstanding(3)
Randolph C. Read	200,000	*
Jordan Bleznick	100,000	*
Jaffery A. Firestone	—	—
Richard L. Feinstein	—	—
Carl C. Icahn and affiliated entities	36,056,636(4)	48.6%
Jonathan Couchman and affiliated entities	7,743,954(5)	10.4%
All Directors and Current Executive Officers as a group (4 persons)	300,000	*

* Less than one percent

(1) The address for each of the named executive officers and directors listed in this table is c/o Enzon Pharmaceuticals, Inc., 20 Commerce Drive, Suite 135, Cranford, New Jersey, 07016.

(2) Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all the shares beneficially owned, subject to community property laws where applicable.

(3) Based on 74,214,603 shares of Common Stock, which were issued and outstanding as of the close of business on April 19, 2024. Each share of Common Stock is entitled to one vote. The percentage of voting stock outstanding for each person set forth in the table is calculated by dividing (i) the number of shares of Common Stock deemed to be beneficially held by such person as of April 19, 2024 by (ii) the sum of (A) the number of shares of Common Stock outstanding as of April 19, 2024, plus (B) the number of shares of Common Stock subject to stock options, if any, held by such person that were exercisable as of April 19, 2024 or will become exercisable within 60 days after April 19, 2024.

(4) Information concerning stock ownership was obtained from Amendment No. 13 to the Schedule 13D filed with the SEC on October 14, 2020 by Carl C. Icahn and various entities affiliated with him. The address for Carl C. Icahn and entities affiliated with him is 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, FL 33160. Mr. Icahn was reported to share voting and dispositive power over all 36,056,636 shares of Common Stock with entities affiliated with him. In addition, Mr. Icahn, through entities affiliated with him, also reported ownership of 39,277 shares of the Company's Series C Non-Convertible Redeemable Preferred Stock, which represents approximately 98% of all outstanding shares of Series C Preferred Stock.

(5) Information concerning stock ownership was obtained from Amendment No. 2 to the Schedule 13D filed with the SEC on September 17, 2020 and the Form 4 filed August 17, 2021 by Jonathan Couchman ("Mr. Couchman"), Couchman Family Fund (the "Foundation"), Xstelos Corp. ("Xstelos") and Myrexis, Inc. ("Myrexis"). Mr. Couchman reported sole voting and dispositive power over 4,717,666 shares and shared voting and dispositive power over the shares directly held by the Foundation, Xstelos and Myrexis. The Form 4 reported that the Foundation directly held 350,000 shares, Xstelos directly held 2,043,024 shares, and Myrexis directly held 633,264 shares, and each reported shared voting and dispositive power over such shares. The principal business address for Mr. Couchman, the Foundation and Myrexis is c/o Couchman Management LLC, 600 Fifth Avenue, 2nd Floor, New York, NY 10020. The principal business address for Xstelos is 1105 North Market Street, Suite 1300, Wilmington, DE 19801.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Our Board has adopted a formal written policy that we will not enter into any "related party transaction" (defined consistent with Item 404 of Regulation S-K under the Exchange Act) unless the Finance and Audit Committee or a comparable committee of disinterested directors approves such transaction. No member of the Finance and Audit Committee or comparable committee shall participate in the review or approval of any related party transaction or any material amendment thereto where that member is a related party in that transaction. In reviewing and approving any related party transaction or any material amendment thereto, the Finance and Audit Committee or comparable committee shall satisfy itself that it has been fully informed as to the related party's relationship and interest and as to the material facts of the proposed related party transaction or material amendment, and shall determine that the related party transaction or material amendment thereto is fair to our Company.

Since January 1, 2020, there have been no such related party transactions, other than on September 1, 2020, when we entered into a non-exclusive Investment Agreement with Icahn Capital LP in connection with our recently completed rights offering. Pursuant to the Investment Agreement, Icahn Capital LP agreed to subscribe for its pro-rata share of our rights offering and to purchase all units that remained unsubscribed for at the expiration of our rights offering to the extent that other holders elected not to exercise all of their respective subscription rights. Before giving effect to the rights offering, Icahn Capital LP, together with its affiliates, beneficially owned approximately 15% of our Common Stock.

Pursuant to the rights offering, Icahn Capital LP, together with its affiliates, subscribed for 5,971 units (its pro-rata share of the rights offering), representing the purchase of 4,478,250 shares of Common Stock and 5,971 shares of Series C preferred stock. Icahn Capital LP also purchased all units that remained unsubscribed for at the expiration of the rights offering to the extent that other holders elected not to exercise all of their respective subscription rights, which totaled 33,306 units, representing the purchase of 24,979,500 shares of Common Stock and 33,306 shares of Series C preferred stock. Following the completion of the rights offering, Icahn Capital LP, together with its affiliates, owned approximately 48% of our outstanding Common Stock and approximately 98% of our outstanding Series C preferred stock.

No fees were paid by the Company to Icahn Capital LP in consideration of such investment commitment. In connection with the execution of the Investment Agreement, the parties agreed to terminate the Standstill Agreement, dated December 18, 2016, by and between the Company, Icahn Capital LP and the other affiliated parties identified therein, so that it is of no further force or effect; and waived the applicability of Section 203 of the Delaware General Corporation Law of the State of Delaware to Icahn Capital LP and its affiliates. In addition, we agreed to use our best efforts to register for resale all of the shares of our Common Stock held by Icahn Capital LP and its affiliates following the closing of our rights offering. We filed a resale registration statement covering the resale of the shares on November 12, 2020, which became effective on November 23, 2020.

Item 14. Principal Accounting Fees and Services

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

The following table sets forth the aggregate fees paid or payable for services provided to us by EisnerAmper LLP for professional services rendered for the fiscal years ended December 31, 2023 and 2022. The Finance and Audit Committee considered whether the provision of these services by EisnerAmper LLP was compatible with maintaining the firm's independence and concluded that EisnerAmper LLP was "independent."

	EisnerAmper LLP	
	Fiscal Year Ended December 31, 2023	**Fiscal Year Ended December 31, 2022**
Audit Fees(1)	$ 115,500	$ 107,100
Audit-Related Fees	—	—
Tax Fees(2)	$ 8,925	$ 8,925
All Other Fees	—	—
Total	$ 124,425	$ 116,025

(1) For fiscal years 2023 and 2022, "Audit Fees" paid or payable to EisnerAmper LLP related to services in connection with the audit of our annual consolidated financial statements, review of quarterly financial statements, issuance of consents, review of documents filed with the SEC and accounting consultations.

(2) For fiscal years 2023 and 2022, "Tax Fees" paid or payable to EisnerAmper LLP related to tax preparation services and tax consulting services.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1)   *Financial Statements*. The financial statements included in "Item 8. Financial Statements and Supplementary Data" are filed as part of the Annual Report.

(a) (2)   *Financial Statement Schedules*. There are no financial statement schedules filed as part of this Amendment No. 1, since the required information is included in the financial statements, including the notes thereto, included in "Item 8. Financial Statements and Supplementary Data" of the Annual Report.

(a) (3)   *Exhibits*. (see "Exhibit Index" below).

(b)   Refer to (a)(3).

(c)   Not applicable.

EXHIBIT INDEX

Exhibit Number	Description	Reference No.
3.1	Amended and Restated Certificate of Incorporation dated May 18, 2006, together with that Certificate of Amendment to the Amended and Restated Certificate of Incorporation dated July 13, 2010	(1)
3.2	Second Amended and Restated By-Laws effective March 11, 2011, as amended by Amendment No. 1 to the Second Amended and Restated By-Laws effective February 15, 2013	(2)
3.3	Certificate of Designation of Series A-1 Junior Participating Preferred Stock of Enzon Pharmaceuticals, Inc. filed with the Secretary of State of the State of Delaware on August 14, 2020	(4)
3.4	Certificate of Designation of Series C Non-Convertible Redeemable Preferred Stock of Enzon Pharmaceuticals, Inc., filed with the Secretary of State of the State of Delaware on September 21, 2020	(5)
3.5	First Amendment to the Second Amended and Restated By-Laws, effective February 24, 2022	(10)
4.1	Description of Enzon Pharmaceuticals, Inc.'s Registered Securities	(12)
4.2	Section 382 Rights Agreement, dated as of August 14, 2020, by and between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, which includes the Form of Certificate of Designation as Exhibit A, Form of Rights Certificate as Exhibit B and the Form of Summary of Rights as Exhibit C	(4)
4.3	First Amendment to the Section 382 Rights Agreement, dated as of June 4, 2021 and effective as of June 2, 2021, by and between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company.	(6)
10.1	Development, License and Supply Agreement between Enzon, Inc. (now known as Enzon Pharmaceuticals, Inc.) and Schering Corporation dated November 14, 1990, as amended*	(3)
10.2	Amended and Restated 2013 Outside Director Compensation Plan**	(7)
10.3	Amended and Restated Exclusive IP Marketing Agreement, dated as of June 28, 2004, by and between Micromet AG and Enzon Pharmaceuticals, Inc.	(8)
10.4	Letter Agreement, dated January 30, 2019, between Servier IP UK Limited and Enzon Pharmaceuticals, Inc.	(8)
10.5	Investment Agreement, dated as of September 1, 2020, by and between Enzon Pharmaceuticals, Inc. and Icahn Capital LP	(9)
10.6	Independent Contractor Agreement, effective as of February 24, 2022, between Enzon Pharmaceuticals, Inc. and Richard L. Feinstein **	(10)
10.7	Form of Indemnification Agreement for members of the Board of Directors **	(11)
21.1	Subsidiaries of Registrant	(12)
23.1	Consent of EisnerAmper LLP	(12)
31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	+
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***	(12)
101.INS	Inline XBRL Instance Document	(12)
101.SCH	Inline XBRL Taxonomy Extension Schema Document	(12)
101.CAL	Inline XBRL Calculation Linkbase Document	(12)
101.LAB	Inline XBRL Labels Linkbase Document	(12)
101.PRE	Inline XBRL Presentation Linkbase Document	(12)
101.DEF	Inline XBRL Definition Linkbase Document	(12)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in the Interactive Data Files submitted as Exhibit 101)	(12)
		(12)

+Filed herewith

*   Portions of this exhibit have been redacted and filed separately with the SEC pursuant to a confidential treatment request.

**   Management contracts or compensatory plans and arrangements required to be filed pursuant to Item 601(b)(10)(ii)(A) or (iii) of Regulation S-K.

***   These certifications are not deemed filed by the SEC and are not to be incorporated by reference in any filing the Company makes under the Securities Act of 1933, as amended, or the Exchange Act, irrespective of any general incorporation language in any filings.

Referenced exhibit was previously filed with the SEC as an exhibit to the Company's filing indicated below and is incorporated herein by reference to that filing:

(1)   Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed August 9, 2010

(2)   Annual Report on Form 10-K for the year ended December 31, 2012 filed March 18, 2013

(3)   Annual Report on Form 10-K for the fiscal year ended June 30, 2002 filed on September 26, 2002

(4)   Current Report on Form 8-K filed August 14, 2020

(5)   Current Report on Form 8-K filed September 23, 2020

(6)   Current Report on Form 8-K filed June 8, 2021

(7)   Quarterly report on Form 10-Q for the quarter ended June 30, 2013 filed August 6, 2013

(8)   Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on February 21, 2019

(9)   Current Report on Form 8-K filed September 1, 2020

(10)   Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed on February 25, 2022

(11)   Quarterly report on Form 10-Q for the quarter ended March 31, 2022 filed April 26, 2022

(12)   Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed on March 20, 2024

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZON PHARMACEUTICALS, INC.

(Registrant)

Dated: April 26, 2024	/s/ Richard L. Feinstein
	Richard L. Feinstein
	Chief Executive Officer, Chief Financial Officer and Secretary
	(Principal Executive Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 1 to Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Richard L. Feinstein Richard L. Feinstein	Chief Executive Officer, Chief Financial Officer and Secretary (Principal Executive Officer and Principal Financial Officer)	April 26, 2024
/s/ Randolph C. Read Randolph C. Read	Director (Chairman of the Board)	April 26, 2024
/s/ Jordan Bleznick Jordan Bleznick	Director	April 26, 2024
/s/ Jaffrey (Jay) A. Firestone Jaffrey (Jay) A. Firestone	Director	April 26, 2024